

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

13 May 2009

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 30 April 2009, 5 May 2009, 7 May 2009, 12 May2009 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encl.
AC/kh

dw 7/9

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 17)


New World China Land Limited
新世界中國地產有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 917)

CONNECTED TRANSACTION

CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION

ACQUISITION AND DISPOSAL

Sale and Purchase Agreement

The respective board of directors of NWD and NWCL announced that on 30 April 2009, NWCP, a wholly-owned subsidiary of NWCL, entered into the Sale and Purchase Agreement with Guilherme Holdings whereby NWCP conditionally agreed (i) to acquire a 52.5% equity interest in Trio from Guilherme Holdings for a consideration of HK$523,308,026; and (ii) to dispose of a 50% equity interest in Juyi to Guilherme Holdings for a consideration of HK$953,169,139. Subject to completion of all conditions precedent relating to the Acquisition and Disposal, Trio will become a wholly-owned subsidiary of NWCP; and NWD and NWCL will cease to have any interest in Juyi.

Connected Transactions and Discloseable Transaction

Mr. Doo is an executive director of NWCL and therefore a connected person of NWCL. As at the date of this announcement, Guilherme Holdings is wholly-owned by Mr. Doo, and is therefore an associate of Mr. Doo and a connected person of NWCL under the Listing Rules. The Sale and Purchase Transactions therefore constitute connected transactions for NWCL. The Sale and Purchase Transactions are aggregated with the transactions under the sale and purchase agreement dated 3 December 2008 (details of which are set out in the announcement and circular of NWD and NWCL dated 3 December 2008 and 15 December 2008, respectively) for the purpose of Rules 14A.25 and 14A.26 of the Listing Rules. As one or more of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the aggregated transactions for NWCL exceeds 2.5%, the Sale and Purchase Transactions are subject to the reporting and announcement requirements and independent shareholders' approval of NWCL under the Listing Rules. In addition, based on the applicable percentage ratios, the Sale and Purchase Transactions also constitute a discloseable transaction of NWCL under Rule 14.08 of the Listing Rules.

As at the date of this announcement, NWD held an approximately 70% attributable interest in the issued share capital of NWCL. As such, the Sale and Purchase Transactions also constitute connected transactions for NWD under the Listing Rules. As one or more of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the aggregated transactions for NWD exceeds

2.5%, the Sale and Purchase Transactions are subject to the reporting and announcement requirements and the independent shareholders' approval of NWD under the Listing Rules.

Despatch of Circular

A circular containing details of the Sale and Purchase Agreement, a letter from the independent board committee of NWD and a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders of NWD together with a notice convening the EGM will be despatched to the shareholders of NWD as soon as practicable.

A circular containing details of the Sale and Purchase Agreement, a letter from the independent board committee of NWCL and a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders of NWCL together with a notice convening the EGM will be despatched to the shareholders of NWCL as soon as practicable.

THE SALE AND PURCHASE AGREEMENT

On 30 April 2009, NWCP and Guilherme Holdings entered into the Sale and Purchase Agreement relating to the Sale and Purchase Transactions. Details of the Sale and Purchase Agreement are set out as follows:-

Date : 30 April 2009
Parties : NWCP and Guilherme Holdings

The Acquisition

NWCP has conditionally agreed to purchase and Guilherme Holdings has conditionally agreed to dispose of a 52.5% equity interest in Trio for a consideration of HK$523,308,026. Trio will become a wholly-owned subsidiary of NWCP upon completion of the Acquisition.

The Disposal

NWCP has conditionally agreed to dispose of and Guilherme Holdings has conditionally agreed to purchase a 50% equity interest in Juyi for a consideration of HK$953,169,139. NWD and NWCL will cease to have any interest in Juyi upon completion of the Disposal.

Consideration

The consideration payable by NWCP for the Acquisition will be set-off against the consideration receivable by NWCP for the Disposal and the net consideration of HK$429,861,113 will be payable by Guilherme Holdings to NWCP in the following manner:-.

(i) 10% of the net consideration, being HK$42,986,111, is payable by Guilherme Holdings to NWCP forthwith upon the signing of the Sale and Purchase Agreement; and

(ii) the remaining balance of the net consideration, being HK$386,875,002, is payable by Guilherme Holdings to NWCP on or before 31 December 2009.

The consideration for the Acquisition is subject to adjustment for any changes in the attributable net asset value of Trio during the period from 1 April 2009 to the date of Completion. In any event, the consideration will not fall below HK$520,308,026, and without any upward adjustment, taking into account the effect of the projected operating expenses of Trio to be incurred during the abovementioned period.

The consideration for the Disposal is also subject to adjustment for any changes in the attributable net asset value of Juyi as at the date of Completion, in particular the change caused by the expected contribution to the registered capital of Juyi as announced by NWD and NWCL on 23 April 2009. In any event, the consideration for the Disposal will not fall below HK$953,169,139 and will not exceed HK$1,175,169,139.

The parties to the Sale and Purchase Agreement shall determine the attributable net asset value of each of Juyi and Trio as at the date of Completion within 30 business days from the date of Completion. Any increase in the net consideration for the Sale and Purchase Transactions is payable by Guilherme Holdings to NWCP by way of cash.

The consideration for Acquisition and the Disposal was determined after arm's length negotiation between the parties with reference to the unaudited net assets value of Trio and Juyi as at 31 March 2009, being HK$463,707,223 and HK$781,839,284, respectively and revaluation surplus arising from the properties owned by Juyi and Trio together with tax thereon.

Financial Effect of the Disposal on NWCL Group

As a result of the Disposal, it is estimated that NWCL Group will record an unaudited gain of approximately HK$562,200,000, being the differences between the consideration for the Disposal and the unaudited net assets value of Juyi as at 31 March 2009. NWCL intends to use the net proceeds from the Disposal as general working capital of NWCL Group.

Conditions of the Sale and Purchase Agreement

Conditions precedent

Completion of the Acquisition and Disposal under the Sale and Purchase Agreement is subject to and conditional upon the fulfillment of the following conditions precedent on or before 30 November 2009:

(1) NWCP and Guilherme Holdings having performed all of the covenants and agreements required to be performed by each of them under the Sale and Purchase Agreement on or prior to Completion;

(2) the agreements relating to the Acquisition and Disposal in accordance with the relevant laws and regulations of the PRC having been executed and completed to the satisfaction of NWCP and Guilherme Holdings;

(3) during the period from the date of the Sale and Purchase Agreement to the date of Completion, there not having occurred any material adverse effect on, or there not being in existence on the date of Completion any material adverse change in the financial position, operating performance and all other material aspects of Juyi and Trio;

(4) all approvals and consents of third parties and the authorities (including the Stock Exchange and if so required, lenders) which are necessary for the entering into and the implementation of the Sale and Purchase Agreement and all transactions contemplated under the Sale and Purchase Agreement having been obtained; and

(5) the approval of the Sale and Purchase Agreement and the transactions contemplated under the Sale and Purchase Agreement by the independent shareholders of NWCL and NWD, at the EGM of each of NWCL and NWD having been obtained in accordance with the requirements of the Listing Rules.

NWCP and Guilherme Holdings may in its absolute discretion at any time waive in writing any of the conditions set out above (or any part thereof) and such waiver may be made subject to such terms and conditions as determined by NWCP and/or Guilherme Holdings provided that NWCP and/or Guilherme Holdings shall not be entitled to exercise such right of waiver in respect of items (4) and (5) above if as a result of such waiver NWCL and/or NWD would be in breach of the Listing Rules or any other rules or regulations.

Completion

Completion is to take place within ten business days after fulfillment of all conditions (or such later date as shall be agreed in writing between the parties to the Sale and Purchase Agreement).

INFORMATION OF JUYI AND TRIO

The following financial information in respect of Juyi and Trio is extracted from the audited financial statements of Juyi and Trio, respectively, which was prepared in accordance with the accounting principles generally accepted in Hong Kong.

Juyi

	For the year ended 30 June			
	2008 HK$	**Attributable portion of the disposal of 50% of the equity interest HK$**	**2007 HK$**	**Attributable portion of the disposal of 50% of the equity interest HK$**
Loss before/after taxation and extraordinary items	43,905,887	21,952,944	1,716,466	858,233

The unaudited net asset value of Juyi as at 31 December 2008 was HK$786,185,920. The property of Juyi was valued by an independent valuer and as at 31 March 2009, such property was valued at RMB5,207,000,000.

Juyi has a registered and paid-up capital of RMB765,000,000. The principal activity of Juyi is the development of Shanghai Hong Kong New World Garden located in Luwan District, Shanghai, the PRC. As at the date of this announcement, Juyi was beneficially owned by NWCP and Guilherme

Holdings as to 50% and 50%, respectively. After Completion, NWD and NWCL will cease to have any interest in Juyi.

Trio

	For the year ended 30 June			
	2008	**Attributable portion of the acquisition of 52.5% of the equity interest**	**2007**	**Attributable portion of the acquisition of 52.5% of the equity interest**
	HK$	**HK$**	**HK$**	**HK$**
Loss before/after taxation and extraordinary items	8,500,625	4,462,828	1,892,713	993,674

The unaudited net asset value of Trio as at 31 December 2008 was HK$465,396,236. The property of Trio was valued by an independent valuer and as at 31 March 2009, such property was valued at RMB1,452,000,000.

The original purchase cost of such interest to Guilherme Holdings is HK$327,181,146.

Trio has a registered and paid-up capital of US$81,000,000. The principal activity of Trio is the development of Shanghai Zhongshan Square located in Hongqiao Development Zone, Shanghai. As at the date of this announcement, Trio was beneficially owned by NWCP and Guilherme Holdings as to 47.5% and 52.5%, respectively. After Completion, Trio will be wholly-owned by NWCP.

REASONS FOR AND BENEFITS OF ENTERING INTO THE SALE AND PURCHASE AGREEMENT

The respective boards of directors of NWD and NWCL consider that the implementation of the Sale and Purchase Agreement will enable NWCP to obtain the entire control over Shanghai Zhongshan Square and its development through the Acquisition. The development of Shanghai Zhongshan Square, a commercial/residential composite development with total gross floor area of 113,220 square metres, is expected to be completed in December 2009. The respective boards of directors of NWD and NWCL consider that the aforesaid project will provide returns to NWD and NWCL in the near future.

The respective boards of directors of NWD and NWCL are of the view that the Disposal will enable the group of NWCL to realize one of its long term investments at an opportune time considering that the development of Shanghai Hong Kong New World Garden undertaken by Juyi is entering into a development phase which will require large capital outlay. The Disposal will enhance the working capital position of NWCL by providing cash returns to NWCL whilst releasing NWCL of future obligation to provide additional funding to the aforesaid project.

The respective boards of directors of NWD and NWCL are of the view that the Sale and Purchase Transactions also provide both groups with indirect opportunity to further streamline the group structure of respective projects with elimination of connected party relationship of Mr. Doo in the projects and which will enhance the corporate image of NWCL.

The terms of the Sale and Purchase Agreement have been determined through arm's length negotiations between the parties and reflect normal commercial terms. The directors (excluding the independent non-executive directors whose views will be contained in the circular after considering the advice from the independent financial adviser) of each of NWD and NWCL consider that the terms of the Sale and Purchase Agreement, are fair and reasonable and in the interests of NWD and NWCL, respectively, and their respective shareholders as a whole.

LISTING RULES IMPLICATIONS

Connected Transactions and discloseable transaction

Mr. Doo is an executive director of NWCL and therefore a connected person of NWCL. As at the date of this announcement, Guilherme Holdings is wholly-owned by Mr. Doo, and is therefore an associate of Mr. Doo and a connected person of NWCL under the Listing Rules. The Sale and Purchase Transactions therefore constitute connected transactions for NWCL. The Sale and Purchase Transactions are aggregated with the transactions under the sale and purchase agreement dated 3 December 2008 (details of which are set out in the announcement and circular of NWD and NWCL dated 3 December 2008 and 15 December 2008, respectively) for the purposes of Rules 14A.25 and 14A.26 of the Listing Rules. As one or more of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the aggregated transactions for NWCL exceeds 2.5%, the Sale and Purchase Transactions are subject to the reporting and announcement requirements and independent shareholders' approval of NWCL under the Listing Rules. In addition, based on the applicable percentage ratios, the Sale and Purchase Transactions also constitute a discloseable transaction of NWCL under Rule 14.08 of the Listing Rules.

Mr. Doo, his associates and any shareholder who has a material interest in the Sale and Purchase Agreement will abstain from voting on the resolution to approve the Sale and Purchase Agreement at the EGM of NWCL and such resolution will be taken by poll pursuant to the Listing Rules.

As at the date of this announcement, NWD held an approximately 70% attributable interest in the issued share capital of NWCL. As such, the Sale and Purchase Transactions also constitute connected transactions for NWD under the Listing Rules. As one or more of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the aggregated transactions for NWD exceeds 2.5%, the Sale and Purchase Transactions are subject to the reporting and announcement requirements and the independent shareholders' approval of NWD under the Listing Rules.

Mr. Doo, his associates and any shareholder who has a material interest in the Sale and Purchase Agreement will abstain from voting on the resolution to approve the Sale and Purchase Agreement at the EGM of NWD and such resolution will be taken by poll pursuant to the Listing Rules.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

An independent board committee of NWD has been appointed to advise the independent shareholders of NWD on the terms of the Sale and Purchase Agreement. CIMB – GK Securities (HK) Limited has been appointed as the independent financial adviser to advise the independent board committee of NWD and the independent shareholders of NWD on the terms of the Sale and Purchase Agreement.

An independent board committee of NWCL has been appointed to advise the independent shareholders of NWCL on the terms of the Sale and Purchase Agreement. CIMB – GK Securities (HK) Limited has

been appointed as the independent financial adviser to advise the independent board committee of NWCL and the independent shareholders of NWCL on the terms of the Sale and Purchase Agreement.

DESPATCH OF CIRCULAR

A circular containing details of the Sale and Purchase Agreement, a letter from the independent board committee of NWD and a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders of NWD together with a notice convening the EGM will be despatched to the shareholders of NWD as soon as practicable.

A circular containing details of the Sale and Purchase Agreement, a letter from the independent board committee of NWCL and a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders of NWCL together with a notice convening the EGM will be despatched to the shareholders of NWCL as soon as practicable.

GENERAL

The core businesses of NWD include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

NWCL is principally engaged in property development, property related investments as well as rental and hotel operation in the PRC.

The principal business activity of Guilherme Holdings is investment holding.

DEFINITIONS

"Acquisition"	the acquisition of a 52.5% equity interest in Trio by NWCP from Guilherme Holdings under the Sale and Purchase Agreement
"associates"	has the meaning ascribed to it under the Listing Rules
"Completion"	completion of the Sale and Purchase Agreement in accordance with the provisions thereof
"connected person"	has the meaning ascribed to it under the Listing Rules
"Disposal"	the disposal of a 50% equity interest in Juyi by NWCP to Guilherme Holdings under the Sale and Purchase Agreement
"EGM"	the extraordinary general meeting of NWD and/or NWCL to be convened for the purposes of considering and, if thought fit, approving the Sale and Purchase Agreement
"Guilherme Holdings"	Guilherme Holdings (Hong Kong) Limited, a company incorporated in Hong Kong which is wholly-owned by Mr. Doo

"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Juyi"	上海局一房地產發展有限公司 (Shanghai Juyi Real Estate Development Co., Ltd.), a company incorporated in the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Doo"	Mr. Doo Wai-hoi, William, an executive director of NWCL, the director of certain subsidiaries of NWD and NWCL and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWD and NWCL. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu-tung (director of NWD), the brother-in-law of Dr. Cheng Kar-shun, Henry and Mr. Cheng Kar-shing, Peter (directors of NWD and NWCL), and the uncle of Mr. Cheng Chi-kong, Adrian (director of NWD and NWCL)
"NWCL"	New World China Land Limited, a company whose shares are listed on the main board of the Stock Exchange (Stock Code: 917)
"NWCL Group"	NWCL and/or its subsidiaries from time to time
"NWCP"	New World China Property Limited, a company incorporated in Hong Kong and currently wholly owned by NWCL
"NWD"	New World Development Company Limited, a company whose shares are listed on the main board of the Stock Exchange (Stock Code: 17)
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, Taiwan and the Macau Special Administrative Region of the PRC)
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the sale and purchase agreement dated 30 April 2009 entered into between NWCP and Guilherme Holdings in respect of the Sale and Purchase Transactions

"Sale and Purchase Transactions"	the Acquisition and Disposal under the Sale and Purchase Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed thereto in the Listing Rules
"Trio"	上海三聯物業發展有限公司 (Shanghai Trio Property Development Co., Ltd.), a company incorporated in the PRC
"%"	per cent.

By order of the Board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the Board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 30 April 2009

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely, Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Liang Cheung-biu, Thomas, and Ms. Ki Man-fung, Leonie; and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWCL comprises (a) nine executive directors, namely, Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely, Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

This announcement is published on the websites of NWD (www.nwd.com.hk), NWCL (www.nwcl.com.hk) and the Stock Exchange (www.hkexnews.hk).

For Main Board and GEM listed issuers


HKEX
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **30/04/2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 05/05/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ____________

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ____________

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	3,852,858,576	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	3,852,858,576	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,452,295
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency) Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ____ (/ /)						
Stock code (if listed) ____						
Class of shares issuable *(Note 1)* ____						
Subscription price ____						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. ____ (/ /)						
Stock code (if listed) ____						
Class of shares issuable *(Note 1)* ____						
Subscription price ____						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ____ (/ /)						
Stock code (if listed) ____						
Class of shares issuable *(Note 1)* ____						
Subscription price ____						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ____ (/ /)						
Stock code (if listed) ____						
Class of shares issuable *(Note 1)* ____						
Subscription price ____						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ____
(Preference shares) ____
(Other class) ____

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed): N/A Class of shares issuable *(Note 1)*: Ordinary Subscription price: HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)): (/N/A/)						
2. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						
3. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						
4. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 0017)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
Mr. LIANG Chong-Hou, David
Mr. LEUNG Chi-Kin, Stewart
Mr. CHENG Chi-Kong, Adrian

Non-executive directors:
Mr. CHENG Kar-Shing, Peter
Mr. CHOW Kwai-Cheung
Mr. LIANG Cheung-Biu, Thomas
Ms. KI Man-Fung, Leonie, JP

Independent non-executive directors:
Mr. YEUNG Ping-Leung, Howard
Dr. CHA Mou-Sing, Payson, JP
(alternate director to Dr. Cha Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor)
Mr. HO Hau-Hay, Hamilton
Mr. LEE Luen-Wai, John, JP

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

8 May 2009

To the shareholders and, for information purposes only,
the holders of the outstanding share options of the Company

Dear Sir or Madam,

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

Particulars of the Interim Dividend

On 17 March 2009, the Directors of New World Development Company Limited (the "Company") announced an interim dividend for the six months ended 31 December 2008 ("the Interim Dividend") in scrip form equivalent to HK$0.09 per share with a cash option to shareholders on the register of members of the Company on 9 April 2009.

Accordingly, each shareholder has the choices of receiving in respect of the Interim Dividend:-

(a) an allotment of new shares with a nominal value of HK$1.00 each of the Company ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equals to the total amount of Interim Dividend which such shareholder could elect to receive in cash in respect of HK$0.09 per share; or

(b) cash of HK$0.09 per share; or

(c) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted under (a) and (c) above, the market value of a New Share will be calculated as an amount equal to 95% of the average of the closing prices of one existing share of the Company on The Stock Exchange of Hong Kong Limited for the five consecutive trading days commencing from and including 25 May 2009 (on which such price is available) as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing shares for which cash election is not made} \times \frac{\text{HK\$0.09}}{\text{five trading days average closing price} \times \frac{95}{100}}$$

Consequently, it will not be possible to determine until after the close of business on 1 June 2009, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled.

An announcement setting out the basis of allotment of the New Shares will be made after the close of business on 1 June 2009.

The number of New Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to New Shares under choices (a) and (c) above will not be issued but will be refunded in cash to the respective shareholders concerned.

Stock Exchange Listing and Certificates

The shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal on any other exchange being or proposed to be sought.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the New Shares.

It is expected that certificates for the New Shares and cheques for cash entitlements will be posted to shareholders at the risk of those entitled thereto on or before 15 June 2009. The New Shares when issued and allotted will not rank for the Interim Dividend but will rank pari passu in all other respects with the existing shares of the Company. Dealing of the New Shares on The Stock Exchange of Hong Kong Limited will commence on 17 June 2009 after despatch to shareholders of the certificates for the New Shares.

Form of Election

A form of election has been prepared and sent herewith for use by shareholders who wish to receive the Interim Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

Shareholders who wish to elect to receive all or part of the Interim Dividend in cash in lieu of allotment of New Shares must complete the form of election in accordance with the instructions printed thereon and return them to the Company's Share Registrars, Tricor Tengis Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong so as to arrive not later than 4:00 p.m. on Friday, 22 May 2009. No acknowledgment of receipt of the form of election will be issued. Those shareholders electing to receive New Shares will not know at the time of election the exact number of New Shares entitled by them and are therefore advised to refer to the announcement to be made after the close of business on 1 June 2009 regarding the basis of allotment of the New Shares.

Shareholders who wish to receive the Interim Dividend wholly in form of New Shares should not complete the form of election.

No form of election will be sent to any shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before 22 May 2009 (i.e. on or before 15 May 2009) to Tricor Tengis Limited at the address stated above.

Overseas Shareholders

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia. After making enquiries with legal advisers in relevant jurisdictions regarding legal restrictions and regulatory requirements, the Company understands there are restrictions from inviting shareholders in those jurisdictions to receive the Interim Dividend in scrip form, either absolutely or unless local approval, registration or other requirements or formalities are complied with.

In particular, the Company has been advised by lawyers in Malaysia that based on their interpretation of the Capital Market and Services Act 2007, the scrip dividend scheme would fall within the provisions of sections 212 of the Capital Market and Services Act 2007 and it would be necessary to comply with the requirements of sections 212, 231 and 232 of the Capital Market and Services Act 2007 which necessitates the submission of the proposal to the Securities Commission of Malaysia for its approval, and registration of a prospectus with the Securities Commission of Malaysia.

In these circumstances, the Directors consider that it would be necessary or expedient for shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia not to be permitted to receive the Interim Dividend in scrip form. Such shareholders will receive the Interim Dividend wholly in cash. This document will be sent to those shareholders for information only.

All other shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Interim Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This document and the form of election will not be registered in Hong Kong or in any other jurisdiction.

The Directors have been advised by the relevant local legal advisers that in relation to shareholders who are resident in the provinces of British Columbia and Ontario, Canada (the "Canadian Shareholders"), securities obtained by Canadian Shareholders by way of scrip dividend will be restricted securities in Canada. Accordingly, Canadian Shareholders that intend to sell shares acquired in the scrip form of the Interim Dividend must: (i) effect the sale through an appropriately registered dealer or pursuant to an exemption from the dealer registration requirement under applicable provincial and territorial securities laws, instruments and rules in Canada and (ii)

satisfy the prospectus filing requirement under local provincial and territorial securities laws, instruments and rules in Canada or rely on an exemption from the same. Canadian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Interim Dividend in scrip form and in relation to future sale of any shares so acquired.

Shareholders who are resident in Australia (the "Australian Shareholders") should note that, according to advice obtained by the Company from local legal advisers in Australia, in some circumstances the Corporations Act 2001 (Cth) of Australia imposes certain restrictions on the on-sale of shares in Australia without a disclosure document in the 12 months following the original issue of shares in reliance on an exemption, unless an exception or exemption applies. The Australian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Interim Dividend in scrip form or cash form and in relation to future sale of any shares so acquired.

Shareholders having a registered address in the Philippines should note that exemption from the registration statement is claimed under the provision of Section 10.1(d) of the Philippine Securities Regulation Code. No confirmation has been obtained from the Philippine Securities and Exchange Commission that the scrip dividend scheme qualifies as an exempt transaction. ***THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE SECURITIES REGULATION CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.***

General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder.

Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System. Investors should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Expected timetable

Last day of receipt of form of election . . . . Friday, 22 May 2009

Fix the market value of a New Share (5 trading days average) . . . . Monday, 25 May 2009 to Monday, 1 June 2009

Publish an announcement setting out the basis of allotment of the New Shares . . . . after the close of business on Monday, 1 June 2009

Dividend warrant and share certificate to all shareholders . . . . Monday, 15 June 2009

Commencement of dealings in the New Shares . . . . Wednesday, 17 June 2009

Yours faithfully,
CHENG KAR-SHUN, HENRY
Managing Director

Monthly Travel Schedule For Stationed / Travelling Staff

For the month of ________________ 2008

Company Name ______________________________________ Department ______________________________

Staff Name _______________________ (   ) Position ______________________________

Project/Destination	Days in PRC					Days in Hong Kong						Expenses# paid by the Company or JV Office (HK$)
	Period		No. of Day(s)			Period		No. of Day(s)				
	Date In (From)	Date Out (To)	Business Trip	Annual Leave*	Total (days)	Date In (From)	Date Out (To)	Business Trip	Annual Leave*	Others (Pls Specify)*	Total (days)	
				Total (A)						**Total** (B)		Total: $

* Please attached with the approved "Leave Application Form" whenever it is applicable.

All kinds of expenses, such as air, land, sea transportation, accommodation, meals which are paid by the Company or JV Office during the period of Home/Annual Leave only.

Prepared By ________________________ Staff Signature ________________________ Approved By ________________________

Date ________________________ Date ________________________ Date ________________________

G:monthlytravellingschedule/04-01

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **NEW WORLD DEVELOPMENT COMPANY LIMITED**, you should at once hand this circular with the enclosed form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee and the Independent Shareholders


CIMB

CIMB-GK Securities (HK) Limited

A letter from the Independent Board Committee is set out on page 11 of this circular. A letter from CIMB-GK, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 12 to 25 of this circular.

A notice convening the EGM to be held at Meeting Rooms S426–427 (Old Wing), Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Friday, 29 May 2009 at 11:00 a.m. is set out on pages 54 to 55 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit it to the Company's share registrar, Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

13 May 2009

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition of a 52.5% equity interest in Trio by NWCP from Guilherme Holdings under the Sale and Purchase Agreement
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"CIMB-GK"	CIMB-GK Securities (HK) Limited, a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the Sale and Purchase Agreement
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Sale and Purchase Agreement in accordance with the provisions thereof
"connected person"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Disposal"	the disposal of a 50% equity interest in Juyi by NWCP to Guilherme Holdings under the Sale and Purchase Agreement
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of considering and, if thought fit, approving the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries as at the Latest Practicable Date
"Guilherme Holdings"	Guilherme Holdings (Hong Kong) Limited, a company incorporated in Hong Kong which is wholly-owned by Mr. Doo
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	the independent board committee of the Company comprising Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John, which is formed to advise the Independent Shareholders in relation to the Sale and Purchase Agreement
"Independent Shareholders"	Shareholders other than Mr. Doo and his associates and any person who is interested in the Sale and Purchase Agreement
"Juyi"	上海局一房地產發展有限公司 (Shanghai Juyi Real Estate Development Co., Ltd.), a company incorporated in the PRC
"Knight Frank"	Knight Frank Petty Limited, a firm of professional valuers independent from the Company and its associates
"Latest Practicable Date"	6 May 2009, being the latest practicable date prior to the bulk-printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Doo"	Mr. Doo Wai-Hoi, William, an executive director of NWCL, the director of certain subsidiaries of the Company and NWCL and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of the Company and NWCL. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu-Tung (director of the Company), the brother-in-law of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter (directors of the Company and NWCL), and the uncle of Mr. Cheng Chi-Kong, Adrian (director of the Company and NWCL)
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWCL Group"	NWCL and its subsidiaries as at the Latest Practicable Date
"NWCP"	New World China Property Limited, a company incorporated in Hong Kong and which is wholly-owned by NWCL
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, Taiwan and the Macau Special Administrative Region of the PRC)
"RMB"	Renminbi, the lawful currency of the PRC

"Sale and Purchase Agreement"	the sale and purchase agreement dated 30 April 2009 entered into between NWCP and Guilherme Holdings in respect of the Sale and Purchase Transactions
"Sale and Purchase Transactions"	the Acquisition and Disposal under the Sale and Purchase Agreement
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shareholders"	holder(s) of the Shares
"Share(s)"	the ordinary share(s) in the issued share capital of the Company with a par value of HK$1.00 each
"sq.m."	square meter(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed thereto in the Listing Rules
"Trio"	上海三聯物業發展有限公司 (Shanghai Trio Property Development Co., Ltd.), a company incorporated in the PRC
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Executive directors:
Dato' Dr. Cheng Yu-Tung *(Chairman)*
Dr. Cheng Kar-Shun, Henry *(Managing Director)*
Dr. Sin Wai-Kin, David
Mr. Liang Chong-Hou, David
Mr. Leung Chi-Kin, Stewart
Mr. Cheng Chi-Kong, Adrian

Non-executive directors:
Mr. Cheng Kar-Shing, Peter
Mr. Chow Kwai-Cheung
Mr. Liang Cheung-Biu, Thomas
Ms. Ki Man-Fung, Leonie, *JP*

Independent non-executive directors:
Mr. Yeung Ping-Leung, Howard
Dr. Cha Mou-Sing, Payson, *JP*
(alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor)
Mr. Ho Hau-Hay, Hamilton
Mr. Lee Luen-Wai, John, *JP*

Registered office:
30th Floor
New World Tower
18 Queen's Road Central
Hong Kong

13 May 2009

To the Shareholders and, for information purpose only, the holders of the outstanding share options of the Company

Dear Sir or Madam,

CONNECTED TRANSACTIONS

BACKGROUND

The Company jointly with NWCL announced that on 30 April 2009, NWCP, a wholly-owned subsidiary of NWCL, entered into the Sale and Purchase Agreement with Guilherme Holdings whereby NWCP conditionally agreed (i) to acquire a 52.5% equity interest in Trio from Guilherme Holdings for a consideration of HK$523,308,026; and (ii) to dispose of a 50% equity interest in Juyi to Guilherme

Holdings for a consideration of HK$953,169,139. Subject to completion of all conditions precedent relating to the Acquisition and Disposal, Trio will become a wholly-owned subsidiary of NWCP; and the Company and NWCL will cease to have any interest in Juyi.

PURPOSE OF THIS CIRCULAR

The purpose of this circular is to provide you with details of the Sale and Purchase Transactions, the opinion of the Independent Board Committee and the advice of CIMB-GK in respect of the Sale and Purchase Agreement and to give notice of the EGM thereof.

THE SALE AND PURCHASE AGREEMENT

On 30 April 2009, NWCP and Guilherme Holdings entered into the Sale and Purchase Agreement relating to the Sale and Purchase Transactions. Details of the Sale and Purchase Agreement are set out as follows:

Date : 30 April 2009

Parties : NWCP and Guilherme Holdings

The Acquisition

NWCP has conditionally agreed to purchase and Guilherme Holdings has conditionally agreed to dispose of a 52.5% equity interest in Trio for a consideration of HK$523,308,026. Trio will become a wholly-owned subsidiary of NWCP upon completion of the Acquisition.

The Disposal

NWCP has conditionally agreed to dispose of and Guilherme Holdings has conditionally agreed to purchase a 50% equity interest in Juyi for a consideration of HK$953,169,139. The Company and NWCL will cease to have any interest in Juyi upon completion of the Disposal.

Consideration

The consideration payable by NWCP for the Acquisition will be set-off against the consideration receivable by NWCP for the Disposal and the net consideration of HK$429,861,113 will be payable by Guilherme Holdings to NWCP in the following manner:

(i) 10% of the net consideration, being HK$42,986,111, is payable by Guilherme Holdings to NWCP forthwith upon the signing of the Sale and Purchase Agreement; and

(ii) the remaining balance of the net consideration, being HK$386,875,002, is payable by Guilherme Holdings to NWCP on or before 31 December 2009.

The consideration for the Acquisition is subject to adjustment for any changes in the attributable net asset value of Trio during the period from 1 April 2009 to the date of Completion. In any event, the consideration will not fall below HK$520,308,026, and without any upward adjustment, taking into account the effect of the projected operating expenses of Trio to be incurred during the abovementioned period.

The consideration for the Disposal is also subject to adjustment for any changes in the attributable net asset value of Juyi as at the date of Completion, in particular the change caused by the expected contribution to the registered capital of Juyi as announced by the Company and NWCL on 23 April 2009. In any event, the consideration for the Disposal will not fall below HK$953,169,139 and will not exceed HK$1,175,169,139.

The parties to the Sale and Purchase Agreement shall determine the attributable net asset value of each of Juyi and Trio as at the date of Completion within 30 business days from the date of Completion. Any increase in the net consideration for the Sale and Purchase Transactions is payable by Guilherme Holdings to NWCP by way of cash.

The consideration for the Acquisition and the Disposal was determined after arm's length negotiation between the parties with reference to the unaudited net asset value of Trio and Juyi as at 31 March 2009, being HK$463,707,223 and HK$781,839,284, respectively and the revaluation surplus of HK$1,067,201,318 and HK$3,135,813,622 arising from the properties owned by Trio and Juyi, respectively, net of tax of HK$534,131,348 and HK$2,011,314,629 thereon, respectively.

Conditions of the Sale and Purchase Agreement

Conditions precedent

Completion of the Acquisition and Disposal under the Sale and Purchase Agreement is subject to and conditional upon the fulfillment of the following conditions precedent on or before 30 November 2009:

(1) NWCP and Guilherme Holdings having performed all of the covenants and agreements required to be performed by each of them under the Sale and Purchase Agreement on or prior to Completion;

(2) the agreements relating to the Acquisition and Disposal in accordance with the relevant laws and regulations of the PRC having been executed and completed to the satisfaction of NWCP and Guilherme Holdings;

(3) during the period from the date of the Sale and Purchase Agreement to the date of Completion, there not having occurred any material adverse effect on, or there not being in existence on the date of Completion any material adverse change in the financial position, operating performance and all other material aspects of Juyi and Trio;

(4) all approvals and consents of third parties and the authorities (including the Stock Exchange and if so required, lenders) which are necessary for the entering into and the implementation of the Sale and Purchase Agreement and all transactions contemplated under the Sale and Purchase Agreement having been obtained; and

(5) the approval of the Sale and Purchase Agreement and the transactions contemplated under the Sale and Purchase Agreement by the independent shareholders of NWCL and the Company, at the extraordinary general meeting of each of NWCL and the Company having been obtained in accordance with the requirements of the Listing Rules.

NWCP and Guilherme Holdings may in its absolute discretion at any time waive in writing any of the conditions set out above (or any part thereof) and such waiver may be made subject to such terms and conditions as determined by NWCP and/or Guilherme Holdings provided that NWCP and/or Guilherme Holdings shall not be entitled to exercise such right of waiver in respect of items (4) and (5) above if as a result of such waiver the Company and/or NWCL would be in breach of the Listing Rules or any other rules or regulations.

Completion

Completion is to take place within ten business days after fulfillment of all conditions (or such later date as shall be agreed in writing between the parties to the Sale and Purchase Agreement).

INFORMATION OF JUYI AND TRIO

The following financial information in respect of Juyi and Trio is extracted from the audited financial statements of Juyi and Trio, respectively, which were prepared in accordance with the accounting principles generally accepted in Hong Kong.

Juyi

	For the year ended 30 June			
	2008	**Attributable portion of the disposal of 50% of the equity interest**	2007	Attributable portion of the disposal of 50% of the equity interest
	HK$	***HK$***	*HK$*	*HK$*
Loss before/after taxation and extraordinary items	**43,905,887**	**21,952,944**	1,716,466	858,233

The unaudited net asset value of Juyi as at 31 December 2008 was HK$786,185,920. The property of Juyi was valued by an independent valuer and as at 31 March 2009, such property was valued at RMB5,207,000,000. A valuation report is set out in Appendix I to this circular.

Juyi has a registered and paid-up capital of RMB765,000,000. The principal activity of Juyi is the development of Shanghai Hong Kong New World Garden located in Luwan District, Shanghai, the PRC. As at the Latest Practicable Date, Juyi was beneficially owned by NWCP and Guilherme Holdings as to 50% and 50%, respectively. After Completion, the Company and NWCL will cease to have any interest in Juyi.

Trio

	For the year ended 30 June			
	2008	**Attributable portion of the acquisition of 52.5% of the equity interest**	2007	Attributable portion of the acquisition of 52.5% of the equity interest
	HK$	***HK$***	*HK$*	*HK$*
Loss before/after taxation and extraordinary items	**8,500,625**	**4,462,828**	1,892,713	993,674

The unaudited net asset value of Trio as at 31 December 2008 was HK$465,396,236. The property of Trio was valued by an independent valuer and as at 31 March 2009, such property was valued at RMB1,452,000,000. A valuation report is set out in Appendix I to this circular.

The original purchase cost of such interest to Guilherme Holdings is HK$327,181,146.

Trio has a registered and paid-up capital of US$81,000,000. The principal activity of Trio is the development of Shanghai Zhongshan Square located in Hongqiao Development Zone, Shanghai, the PRC. As at the Latest Practicable Date, Trio was beneficially owned by NWCP and Guilherme Holdings as to 47.5% and 52.5%, respectively. After Completion, Trio will be wholly-owned by NWCP.

POSSIBLE FINANCIAL EFFECTS OF THE SALE AND PURCHASE TRANSACTIONS

As a result of the Disposal and the Acquisition, the total consolidated assets and total liabilities of the NWCL Group will increase by approximately HK$884.5 million and HK$322.3 million, respectively, and accordingly, the net asset value of the NWCL Group will increase by approximately HK$562.2 million subject to the adjustment of consideration upon the date of Completion.

REASONS FOR AND BENEFITS OF ENTERING INTO THE SALE AND PURCHASE AGREEMENT

The Board considers that the implementation of the Sale and Purchase Agreement will enable NWCP to obtain the entire control over Shanghai Zhongshan Square and its development through the Acquisition. The development of Phase III of Shanghai Zhongshan Square, a commercial/office composite development with total gross floor area of 120,546 sq.m., is expected to be completed in December 2009. The Board considers that the aforesaid project will provide returns to the Group in the near future.

The Board is of the view that the Disposal will enable the Group to realise one of its long-term investments at an opportune time considering that the development of Shanghai Hong Kong New World Garden undertaken by Juyi is entering into a development phase which will require large capital outlay. The Disposal will enhance the working capital of the Group by providing cash returns to the Group whilst releasing the Group of future obligation to provide additional funding to the aforesaid project.

The Board is of the view that the Sale and Purchase Transactions also provide the Group with indirect opportunity to further streamline the group structure of respective projects with elimination of connected party relationship of Mr. Doo in the projects and which will enhance the corporate image of NWCL. Immediately after Completion, Mr. Doo, including his associates will not have any interests in the property projects of the NWCL Group.

The terms of the Sale and Purchase Agreement have been determined through arm's length negotiations between the parties and reflect normal commercial terms. The Board considers that the terms of the Sale and Purchase Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTED TRANSACTIONS

As at the Latest Practicable Date, the Company held an approximately 70% attributable interest in the issued share capital of NWCL. Mr. Doo is an executive director of NWCL and therefore a connected person of the Company under the Listing Rules. Guilherme Holdings is wholly-owned by Mr. Doo, and is therefore an associate of Mr. Doo and a connected person of the Company under the Listing Rules. As such, the Sale and Purchase Transactions constitute connected transactions for the Company under the Listing Rules. The Sale and Purchase Transactions are aggregated with the transactions under the sale and purchase agreement dated 3 December 2008 (details of which are set out in the announcement and circular of the Company dated 3 December 2008 and 15 December 2008, respectively) for the purposes of Rules 14A.25 and 14A.26 of the Listing Rules. As one or more of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the aggregated transactions for the Company exceeds 2.5%, the Sale and Purchase Transactions are subject to the reporting and announcement requirements and the Independent Shareholders' approval under the Listing Rules.

Mr. Doo, his associates and any Shareholder who has a material interest in the Sale and Purchase Agreement will abstain from voting on the resolution to approve the Sale and Purchase Agreement at the EGM and such resolution will be taken by poll pursuant to the Listing Rules.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

An Independent Board Committee has been appointed to advise the Independent Shareholders on the terms of the Sale and Purchase Agreement. CIMB-GK has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Sale and Purchase Agreement.

GENERAL INFORMATION

The core businesses of the Company include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

The principal business activity of Guilherme Holdings is investment holding.

EGM

The Company will convene the EGM at Meeting Rooms S426–427 (Old Wing), Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Friday, 29 May 2009 at 11:00 a.m, Hong Kong, to consider the Sale and Purchase Agreement. A notice of the EGM is set out in Appendix III to this circular.

Pursuant to Rule 13.39(4) of the Listing Rules, the votes of Independent Shareholders in respect of the Sale and Purchase Agreement taken at the EGM must be taken on poll. Mr. Doo and his associates, holding approximately 0.04% attributable interest in the issued share capital of the Company as at the Latest Practicable Date, and any person who is interested in the Sale and Purchase Agreement will abstain from voting in respect of the ordinary resolution proposed to approve the Sale and Purchase Agreement at the EGM.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to attend the EGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so desire.

OPINION

The Directors (including the independent non-executive Directors) consider that the terms and conditions of the Sale and Purchase Agreement are fair and reasonable, and that entering into the Sale and Purchase Agreement are in the best interests of the Company and the Shareholders as a whole. The Directors (including the independent non-executive Directors) therefore recommend the Shareholders to vote in favour of the ordinary resolution as set out in the notice of the EGM.

Your attention is drawn to the letter from the Independent Board Committee and the letter from CIMB-GK set out in this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders and the advice of CIMB-GK to the Independent Board Committee and the Independent Shareholders, respectively. Your attention is also drawn to the information as set out in the Appendices to this circular.

Yours faithfully
For and on behalf of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

13 May 2009

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the letter from the Board set out in the circular issued by the Company to the Shareholders and dated 13 May 2009 (the "Circular") of which this letter forms part. Capitalised terms defined in the Circular have the same meanings when used herein unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the terms and conditions of the Sale and Purchase Agreement are fair and reasonable so far as the Independent Shareholders are concerned and whether the Sale and Purchase Agreement is in the interests of the Company and the Shareholders as a whole. CIMB-GK has been appointed by the Company as the independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from CIMB-GK to us and the Independent Shareholders which contains its advice to us in relation to the Sale and Purchase Agreement as set out in the Circular.

Having considered the principal factors and reasons considered by, and the opinion of, CIMB-GK as set out in its letter of advice, we consider the terms and conditions of the Sale and Purchase Agreement to be fair and reasonable so far as the interests of the Independent Shareholders are concerned and that the Sale and Purchase Agreement is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution approving the Sale and Purchase Agreement and the transactions contemplated thereunder to be proposed at the EGM.

Yours faithfully
Independent Board Committee
Mr. Yeung Ping-Leung, Howard
Dr. Cha Mou-Sing, Payson
Mr. Ho Hau-Hay, Hamilton
Mr. Lee Luen-Wai, John

The following is the full text of the letter of advice to the Independent Board Committee and the Independent Shareholders from CIMB-GK in respect of the Sale and Purchase Agreement, prepared for the purpose of incorporation into this circular.


CIMB
CIMB-GK Securities (HK) Limited

25th Floor, Central Tower
28 Queen's Road Central
Hong Kong

13 May 2009

To the Independent Board Committee and the Independent Shareholders of New World Development Company Limited

Dear Sirs/Madams,

CONNECTED TRANSACTIONS IN RELATION TO THE SALE AND PURCHASE TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Sale and Purchase Transactions. Details of the Sale and Purchase Agreement and the Sale and Purchase Transactions are set out in the letter from the Board (the "**Letter from the Board**") as contained in the circular of the Company to the Shareholders dated 13 May 2009 (the "**Circular**"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

The Sale and Purchase Transactions include (i) the acquisition by NWCP, a wholly-owned subsidiary of NWCL, of the remaining 52.5% equity interest in Trio (the "**Trio Interest**") from Guilherme Holdings; and (ii) the disposal by NWCP of its 50% equity interest in Juyi (the "**Juyi Interest**") to Guilherme Holdings.

Given that Guilherme Holdings is wholly-owned by Mr. Doo, who is an executive director of NWCL, and as at the Latest Practicable Date, the Company held an approximately 70% attributable interest in the issued share capital of NWCL, the Sale and Purchase Transactions constitute connected transactions for the Company under the Listing Rules. The Sale and Purchase Transactions are aggregated with the transactions under the sale and purchase agreement dated 3 December 2008, details of which are set out in the joint announcement of the Company and NWCL dated 3 December 2008 and the circular of the Company dated 15 December 2008 (the "**Previous Circular**"), respectively, for the purpose of Rules 14A.25 and 14A.26 of the Listing Rules. As one or more of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the aforesaid aggregated transactions for the Company exceeds 2.5%, the Sale and Purchase Transactions are subject to the reporting, announcement requirements and the Independent Shareholders' approval at the EGM under the Listing Rules.

Mr. Doo, Guilherme Holdings, any Shareholders who have a material interest in the Sale and Purchase Agreement, and their respective associates will abstain from voting in relation to the resolution to approve the Sale and Purchase Agreement and the relevant transactions contemplated thereunder.

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John, has been formed to advise the Independent Shareholders in relation to the terms and conditions of the Sale and Purchase Agreement.

Our role, as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Sale and Purchase Agreement and the relevant transactions contemplated thereunder, is to (i) provide the Independent Board Committee and the Independent Shareholders an independent opinion and recommendation as to whether the Sale and Purchase Agreement is entered into on normal and commercial terms, in the ordinary and usual course of business and in the interests of the Group and the Independent Shareholders as a whole, and whether the terms thereof are fair and reasonable as far as the Company and the Independent Shareholders are concerned and in the interests of the Group and the Independent Shareholders as a whole; and (ii) advise the Independent Shareholders on how to vote at the EGM.

BASIS OF ADVICE

In formulating our recommendation, we consider that we have reviewed sufficient and relevant information and documents and have taken reasonable steps as required under Rule 13.80 of the Listing Rules to reach an informed view to justify reliance on the information contained in the Circular and to provide a reasonable basis for our recommendation. We have relied on the information and facts contained or referred to in the Circular as well as the representations made or provided by the Directors and the management of NWCL. The Directors have declared in a responsibility statement set out in the Appendix II to the Circular that they jointly and severally accept full responsibility for the accuracy of the information contained and representations made in the Circular. We have also assumed that the information and the representations of the Directors and the management of NWCL contained or referred to in the Circular were true and accurate at the time they were made and continue to be so up to the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company and NWCL. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the information contained and the representations of the Directors and the management of NWCL made in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company, NWCL, Trio, Juyi or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in relation to the Sale and Purchase Agreement and the relevant transactions contemplated thereunder, we have considered the following principal factors and reasons:

(I) Background information of the Group and NWCL

The core businesses of the Company include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. As at the Latest Practicable Date, the Company indirectly owned approximately 70% attributable interest of the entire issued share capital of NWCL.

NWCL, a non wholly-owned subsidiary of the Company, is principally engaged in investment and development of property projects in the PRC and focuses on mid-size to large scale quality developments to capture the growing housing demand from the emerging middle to high income households and to capitalise on the economic growth of major cities in the PRC.

Set out below are (i) the audited consolidated financial results of NWCL for each of the three financial years ended 30 June 2008 and the selected consolidated balance sheet items of NWCL as at 30 June 2006, 2007 and 2008, as extracted from the relevant annual reports of NWCL; and (ii) the unaudited consolidated financial results of NWCL for the six months ended 31 December 2008 and the selected unaudited consolidated balance sheet items of NWCL as at 31 December 2008, as extracted from the interim report of NWCL for the six months ended 31 December 2008 (the "**NWCL Interim Report**"):

Consolidated financial results

	For the six months ended 31 December	For the financial year ended 30 June		
	2008	2008	2007	2006
	("1HFY09")	("FY08")	("FY07")	("FY06")
	HK$' million	*HK$' million*	*HK$' million*	*HK$' million*
	(unaudited)	*(audited)*	*(audited)*	*(audited)*
Revenue	908	3,524	2,474	1,691
Gross profit	343	1,128	847	529
Change in fair value of investment properties	(154)	202	73	349
Share of results of jointly controlled entities and associated companies	215	527	593	427
Profit before taxation	351	2,379	1,315	947
Profit attributable to shareholders of NWCL	374	2,020	1,191	741

Selected consolidated balance sheet items

	As at 31 December 2008 HK$' million (unaudited)	As at 30 June 2008 HK$' million (audited)	2007 HK$' million (audited)	2006 HK$' million (audited)
Investment properties	7,160	7,322	5,872	4,371
Properties held for development	6,583	6,870	7,852	4,244
Investment in jointly controlled entities and associated companies *(Note)*	13,429	13,226	12,230	11,976
Properties under development	10,724	7,889	4,133	4,927
Completed properties held for sale	1,585	1,497	1,241	1,292
Total investment in properties	*39,481*	*36,804*	*31,328*	*26,810*
Total assets	51,734	50,358	43,114	34,002
Total liabilities	20,428	19,321	15,642	9,790
Total equity	31,306	31,037	27,472	24,212

Note: mainly represented investment in companies which are engaged in property development and investment.

For each of FY07 and FY08, NWCL recorded an increase in revenue, gross profit and profit attributable to the shareholders of NWCL with revenue increasing by approximately 108% and net profit increasing by approximately 173% over the two years, which, as advised by the management of NWCL, was partly attributable to the completion of most property projects operated by NWCL on schedule, NWCL's strategy of focusing on quality developments which are targeted at the emerging middle to high income households in the PRC, and the robust economy development in the PRC in the past few years which was believed to have led to a boom in the mainland property market with strong demand and increasing property prices.

For 1HFY09, NWCL recorded a decrease of approximately 59% in its profit attributable to the shareholders of NWCL as compared with that of the six months ended 31 December 2007, being approximately HK$919.6 million. As explained in the NWCL Interim Report, such decrease was mainly attributable to the effect from changes in fair value of investment properties, which reported a loss of HK$55.2 million as compared to a gain of HK$76.5 million of the corresponding period in 2007 as a result of downward adjustment in fair value of the rental portfolio of the NWCL Group as well as the effect of foreign exchange loss of HK$12.6 million as compared to a gain of HK$226.8 million for the corresponding period in 2007 attributable to the appreciation of Renminbi. However, the underlying core profit generated by the core business operations of NWCL for 1HFY09 in fact amounted to approximately HK$514.8 million, representing an increase of approximately 5% as compared with that of the corresponding period in 2007.

During the period spanning over FY06, FY07, FY08 and 1HFY09, NWCL expanded its total assets from approximately HK$34,002 million as at 30 June 2006 to approximately HK$51,734 million as at 31 December 2008, representing an increase of approximately 52% over the relevant period. Total liabilities of NWCL also increased from approximately HK$9,790 million as at 30 June 2006 to approximately HK$20,428 million as at 31 December 2008, representing an increase in the debt-to-equity ratio from approximately 0.40 as at 30 June 2006 to approximately 0.65 as at 31 December 2008.

On 3 December 2008, NWCL entered into an agreement (the "**Previous Agreement**") to acquire and dispose of certain interests in several property projects which were then co-invested by NWCL with Mr. Doo, including, among others, the disposal of 20% interest in Juyi by NWCL to Mr. Doo. As set out in the Previous Circular, the reasons for the transactions pursuant to the Previous Agreement were to streamline the shareholding interests of certain property projects between NWCL and Mr. Doo, to enable NWCL to realize some of its long term investments in those property development projects, which have a relatively longer development schedule, and to acquire additional interests in properties which are already revenue-generating.

(II) Background and reasons for entering into of the Sale and Purchase Agreement

Background

On 30 April 2009, NWCP, a wholly owned subsidiary of NWCL, and Guilherme Holdings entered into the Sale and Purchase Agreement pursuant to which (i) NWCP has conditionally agreed to purchase and Guilherme Holdings has conditionally agreed to dispose of 52.5% equity interest in Trio for a consideration of HK$523,308,026; and (ii) NWCP has conditionally agreed to dispose of and Guilherme Holdings has conditionally agreed to purchase 50% equity interest in Juyi for a consideration of HK$953,169,139.

Upon completion of the Acquisition, Trio will become a wholly-owned subsidiary of NWCP, and upon completion of the Disposal, NWCL will cease to have any interest in Juyi, the effect of which is presented below:

Target company	Current attributable interests held by NWCL	Attributable interests held by NWCL immediately upon Completion	Change in attributable interests–increase/ (decrease)	Effect on NWCL
Trio	47.5%	100.0%	52.5%	Acquisition
Juyi	50.0%	—	(50.0%)	Disposal

Reasons for entering into of the Sale and Purchase Agreement

Principal business of the Group

As stated above, the core businesses of the Company include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. Accordingly, we consider acquisitions and disposals of property interests, such as the Sale and Purchase Transactions, fall within the ordinary and usual course of business of the Group.

Strategy of the NWCL Group

The management of NWCL advised that, as at 31 March 2009, NWCL had interest in over 39 property projects, all of which are located in the PRC. Some of those property projects are wholly owned by NWCL while the remaining projects, including, among others, the respective project of Trio and Juyi, are co-invested by NWCL and other co-investors or joint venture partners. As at the Latest Practicable Date, NWCL co-invested in Trio and Juyi with Mr. Doo.

As further advised by the management of NWCL, it is the long term strategy of the NWCL Group to streamline the operations of those property projects co-invested by NWCL with co-investors or joint venture partners by re-aligning shareholding interests in those projects. We have discussed with the management of NWCL in relation thereto and understand that, similar to those acquisitions and disposals contemplated under the Previous Agreement, the Sale and Purchase Transactions will provide an opportunity to the NWCL Group to further streamline the shareholding interests in Trio and Juyi between the NWCL Group and Mr. Doo. In particular, the Acquisition will increase the NWCL Group's interest in Trio from 47.5% to 100%, and is expected to help facilitate efficient and effective management of the project of Trio with the NWCL Group securing full control and ownership of Trio. On the other hand, the NWCL Group will dispose of its entire interest in Juyi pursuant to the Disposal. We understand from the management of NWCL that immediately after the completion of the Acquisition and the Disposal, Mr. Doo, including his associates, will not have any interests in the NWCL Group's property projects, which will further streamline the NWCL Group's corporate structure. In view of the above, we consider the entering into of the Sale and Purchase Agreement is in line with the NWCL Group's strategy.

Having considered the above, we concur with the view of the management of the Company that the Sale and Purchase Transactions are in the interests of the Company, through its interests in NWCL, and the Independent Shareholders as a whole.

(III) Overview of the property market in Shanghai, the PRC

Both the project of Trio and the project of Juyi are located in Shanghai. As advised by the management of NWCL, the NWCL Group considers that Shanghai is one of the key investment cities for the NWCL Group. We have reviewed information sourced from public domains in respect of the economy development and the property market in Shanghai.

Based on our review, we note that, during the period from 2003 to 2008, the city witnessed the growth in its gross domestic products and annual disposable income per capita of urban households, which amounted to approximately RMB1,370 billion and RMB26,675, respectively, in 2008, representing a compound annual growth rate ("**CAGR**") of approximately 15% and approximately 12%, respectively, as compared to that of 2003. During the same period, total investment in fixed assets of the city increased to approximately RMB483 billion in 2008, representing a CAGR of approximately 15% as compared to that of 2003, among which, total investment in the property development increased to approximately RMB137 billion in 2008, representing a CAGR of approximately 9% as compared to that of 2003.

In the past few years, foreign capital poured into the city and the city's business activities were stimulated. Statistics shows that in 2008, the city absorbed foreign investment amounting to approximately US$10.0 billion, representing a CAGR of approximately 16% as compared to that of 2000, and recorded total retail consumption sales of approximately RMB454 billion, representing a CAGR of approximately 14% as compared to that of 2003.

For the first quarter of 2009, the public information shows that the economy development in Shanghai slowed down as compared to the corresponding period of 2008, which, we believe, was mainly attributable to the global financial crisis. For instance, during the period, the city recorded the respective year-over-year growth rate of gross domestic products, total investment in fixed assets and foreign investment absorbed by the city of approximately 3%, 2% and 2%, representing a significant decrease as compared to each of the same period in 2008. On the other hand, the consumer confidence of the city remained strong with a growth rate of total retail consumption sales of approximately 14% which was comparable to that of the same period of 2008.

As noted from information available in the public domain, the prime retail rental index in Shanghai remained stable in 2008 and the prime retail vacancy rate of the city was at the level of 7% in the fourth quarter of 2008, whilst the prime office leasing market of the city set back over the same period, which, we believe, was mainly attributable to the global financial turmoil.

To battle the slowdown of the PRC economy, the PRC government adopted several measures, including, among others, a RMB4 trillion stimulus package in late 2008 and the cut of the benchmark deposit rate four times and the benchmark lending rate five times since September 2008. In respect of the PRC property industry, in late 2008, the PRC government introduced preferential policies including, among others, tax breaks for certain housing transactions and lowering of mortgage rates for first-time home purchasers and encouraging banks to provide mortgages. The Shanghai municipal government also introduced preferential policies aiming at reviving the local property market. While the effects of all those measures are yet to be seen and it remains a challenging task for the PRC government to achieve its target economy growth rate of 8% for the year of 2009, we are of the view that the long term prospect of the PRC economy shall remain strong given the macro-measures taken by the PRC government. We further believe that property prices in Shanghai will be more resilient to the economy downturn relative to other cities in the PRC in view of the limited supply of land, the potential housing demand in Shanghai and the expected growth potential of the property market in Shanghai in consideration of the PRC central government's decision announced at the end of March 2009 to speed up the process of transforming the city of Shanghai into a major international financial center by 2020.

(IV) Information on Trio and Juyi

Trio

As stated in the Letter from the Board, Trio is principally engaged in the development of Shanghai Zhongshan Square (the "**ZS Project**") located in Hongqiao Development Zone, Shanghai, the PRC. As at the Latest Practicable Date, Trio was owned by NWCP and Guilherme Holdings as to 47.5% and 52.5%, respectively. Upon completion of the Acquisition, NWCP will have 100% interest in Trio.

As stated in the valuation report prepared by Knight Frank dated 13 May 2009 (the "**Valuation Report**"), the ZS Project comprises commercial, residential and office composite development with clubhouse and car park facilities with a total site area of approximately 33,372 sq. m.. The property interests of the ZS Project in relation to the Acquisition comprise 413 unsold car parking spaces with a gross floor area ("**GFA**") of 24,081 sq. m. of Phase I, which was completed in 1999, and Phase III with a GFA of 120,546 sq. m., comprising 98,951 sq. m. office area and 21,595 sq. m. commercial area, together with 592 car parking spaces with a GFA of 21,528 sq. m.. Phase III of the ZS Project is currently under construction and scheduled to be completed in December 2009. Accordingly, Trio did not record any significant revenue in FY07, FY08 and 1HFY09.

A summarized financial information of Trio extracted from its audited financial statements for each of FY07 and FY08 and its unaudited financial statements for 1HFY09, which were prepared in accordance with the accounting principles generally accepted in Hong Kong, is set out below:

	For the six months ended 31 December	For the financial year ended 30 June	
	2008	**2008**	**2007**
	HK$'000	*HK$'000*	*HK$'000*
	(Unaudited)	*(Audited)*	*(Audited)*
Revenue	—	669	637
Cost of sales	—	(1,347)	(908)
Gross loss	—	(678)	(271)
Interest income	168	2,028	—
Exchange (loss)/gain	—	(5,958)	57
Administrative and operating expenses	(2,620)	(3,496)	(1,187)
Operating loss before finance costs	(2,452)	(8,104)	(1,401)
Finance costs	—	(397)	(492)
Loss for the year	(2,452)	(8,501)	(1,893)

In addition, we are advised by NWCL that the estimated outstanding construction cost for Phase III of the ZS Project as at 31 March 2009 was approximately RMB810.2 million, which will be funded by utilising a bank loan facility already granted to Trio and the proceeds from the pre-sale of Phase III. The development of the ZS Project is scheduled to be completed in December 2009 with pre-sale commencing in the fourth quarter of 2009.

As stated in the Letter from the Board, upon completion of the Acquisition, Trio will become a wholly owned subsidiary of NWCL and therefore the results of Trio will be consolidated into those of NWCL and hence the Company. The management of NWCL advised that the ZS Project shall mainly comprise two office towers, both of which will be for sale purposes according to existing business plan. Considering the aforesaid and the completion schedule of the ZS Project, we concur with the view of the management of NWCL that the ZS Project will bring in cash inflows to the NWCL Group in the near future by generating development income from property sales.

Having considered that (i) the Acquisition enables the NWCL Group to streamline the shareholding structure of Trio and allows the NWCL Group to take full control of the ZS Project; and (ii) the ZS Project is expected to be completed in December 2009 with pre-sale commencing in the fourth quarter of 2009 and therefore is expected to enhance the cash flow position of the NWCL Group, we concur with the view of the Directors that the Acquisition is in the interests of the Company through its interests in NWCL.

Juyi

As stated in the Letter from the Board, Juyi is principally engaged in the development of Shanghai Hong Kong New World Garden (the "**NW Garden Project**") located in Luwan District, Shanghai, the PRC. As at the Latest Practicable Date, Juyi was beneficially owned by NWCP and Guilherme Holdings as to 50% and 50%, respectively, and upon completion of the Disposal, NWCP will cease to have any interest in Juyi.

As stated in the Valuation Report, the NW Garden Project with a total site area of approximately 113,857 sq. m. is a large-scale residential development with commercial facilities constructed in various phases. Phase I of the project was completed in 2001 with most of the units and commercial spaces having been sold prior to FY07 and the remaining phases are either under construction or pending for future development. The property interests of the NW Garden Project in relation to the Disposal comprise unsold portion of Phase I with a GFA of 1,763 sq. m. and phases under construction and pending for development with an aggregate GFA of 483,649 sq. m., together with 4,845 car parking spaces with a GFA of 218,010 sq. m.. Accordingly, Juyi did not record any significant revenue in FY07, FY08 and 1HFY09. As advised by NWCL, the taxation of approximately HK$41.3 million for FY08 was mainly attributable to under-provision of tax on shareholders' loan interests in prior years. The increase in selling, administrative and operating expenses for 1HFY09 to approximately HK$10 million was mainly attributable to the increase in staff cost and administrative expenses to support for the increasing construction volume under development of Juyi.

We note from the Valuation Report that the market value of the NW Garden Project in existing state as at 31 March 2009 increased to RMB5,207 million, representing an increase of approximately 14% as compared to the valuation of RMB4,576 million as at 31 October 2008 as stated in the Previous Circular. We have discussed with Knight Frank in this regard and understand that such increase in the valuation of the NW Garden Project was mainly attributable to the construction cost paid for the NW Garden Project during the period from 1 November 2008 to 31 March 2009.

A summarized financial information of Juyi extracted from its audited financial statements for each of FY07 and FY08 and its unaudited financial statements for 1HFY09, which were prepared in accordance with the accounting principles generally accepted in Hong Kong, is set out below:

	For the six months ended 31 December	**For the financial year ended 30 June**	
	2008	**2008**	**2007**
	HK$'000	*HK$'000*	*HK$'000*
	(Unaudited)	*(Audited)*	*(Audited)*
Revenue	—	—	86
Cost of sales	—	—	(27)
Gross profit	—	—	59
Exchange gain	—	2,258	559
Interest income	2,644	1,237	—
Selling, administrative and operating expenses	(10,047)	(6,058)	(2,574)
Loss before tax	(7,403)	(2,563)	(1,956)
Taxation	885	(41,343)	240
Loss for the year	(6,518)	(43,906)	(1,716)

We are advised by NWCL that based on the current development plan of the NW Garden Project, the estimated outstanding construction cost, including the outstanding land premium, for the remaining phases of the NW Garden Project as at 31 March 2009 was approximately RMB1,933 million. However, as at the Latest Practicable Date, the NWCL Group and Guilherme Holdings were still discussing the development schedule of the NW Garden Project, and no definite construction schedule of the remaining undeveloped phases has been determined. Accordingly, the NWCL Group is not yet in a position to estimate with certainty the timing of completion of the whole NW Garden Project and hence the timing at which the project will begin to generate revenue for the NWCL Group and hence the Group.

As stated in the section headed "Possible Financial Effects of the Sale and Purchase Transactions" below, upon completion of the Disposal, the NWCL Group is expected to record an estimated gain of approximately HK$562.2 million. As advised by NWCL, the net

proceeds from the Disposal (after setting off the consideration for the Acquisition) will be used by the NWCL Group for its general working capital purpose. In consideration of the prevailing tight credit market and unfavourable stock market sentiment for fund raising activities as a result of the global financial turmoil, we concur with the view of the management of the Company that the Disposal would provide the Company an opportunity, through its interest in NWCL, to realize its long term investment in Juyi and to release NWCL from contributing to the expected substantial funding commitment for the development of the remaining phases of the NW Garden Project, and allow the NWCL Group to re-direct the surplus resources resulting from the Disposal to development of the NWCL Group's other projects and to improve the debt ratio of the NWCL Group.

Having considered the above, in particular, the fact that the Disposal provides an opportunity for the Group to realize, through its interest in NWCL, its investment in the NW Garden Project of Juyi which has a relatively longer development schedule and requires a significant funding requirement and enables the NWCL Group to further streamline its co-investment with Mr. Doo, we concur with view of the Directors that the Disposal is in the interests of the Company through its interest in NWCL.

(V) Major terms of the Sale and Purchase Agreement

(i) *Consideration*

The Sale and Purchase Agreement stipulates that the consideration payable by NWCP to Guilherme Holdings for the purchase of the Trio Interest with an amount of HK$523,308,026 shall be set-off against the consideration payable by Guilherme Holdings to NWCP for the purchase of the Juyi Interest with an amount of HK$953,169,139. As a result of such set-off, the net consideration (the "**Net Consideration**") as the result of the Acquisition and the Disposal payable by Guilherme Holdings to NWCP shall be HK$429,861,113, subject to adjustment as explained below.

As stated in the Letter from the Board, the respective consideration for the Acquisition and the Disposal was determined after arm's length negotiation between the parties with reference to (i) the percentage of interest to be acquired or disposed of by NWCP; (ii) the unaudited net asset value ("**NAV**") of each of Trio and Juyi as at 31 March 2009, being HK$463,707,223 and HK$781,839,284, respectively; and (iii) the respective revaluation surplus arising from the property interests owned by Trio and Juyi together with tax thereon.

We have also discussed with Knight Frank in respect of the valuation method adopted by it in valuing the property interests of Trio and Juyi. Based on our discussion, we understand that Knight Frank has adopted the direct comparison method for valuing property interests of the NW Garden Project and the ZS Project, which are under construction and/or for future development by the NWCL Group in the PRC, by making reference to the NWCL Group's latest development proposals of the aforesaid property interests, comparable transactions in the local market, the respective estimated gross outstanding construction cost for the completion of the developments, estimated gross development value, and the estimated total development period of the two projects. Knight Frank also advised that such

direct comparison method of valuation is one of the most commonly used valuation methods for the valuation of the market value of properties under construction and/or pending for future development.

(ii) ***Adjustment on the consideration***

The Sale and Purchase Agreement stipulates that the consideration for the Acquisition is subject to adjustment for any changes in the attributable net asset value of Trio during the period from 1 April 2009 to the date of Completion. In any event, the consideration for the Acquisition will not fall below HK$520,308,026, and without any upward adjustment, taking into account the effect of the projected operating expenses of Trio to be incurred during the aforesaid period.

The consideration for the Disposal is also subject to adjustment for any changes in the attributable net asset values of Juyi as at the date of Completion, in particular, the change caused by the expected contribution to the registered capital of Juyi as announced by the Company and NWCL on 23 April 2009. In any event, the consideration for the Disposal will not fall below HK$953,169,139 and will not exceed HK$1,175,169,139.

Any increase in the Net Consideration shall be payable by Guilherme Holdings to NWCP by way of cash.

(iii) ***Terms of payment***

The Sale and Purchase Agreement stipulates that the Net Consideration shall be payable by Guilherme Holdings in the following manner:

(a) 10% of the Net Consideration, being HK$42,986,111, shall be paid by Guilherme Holdings or through its nominee to NWCP upon the signing of the Sale and Purchase Agreement; and

(b) the remaining balance, being HK$386,875,002, shall be paid by Guilherme Holdings or through its nominee to NWCP on or before 31 December 2009.

(iv) ***Pre-Completion obligations***

As stated in the Sale and Purchase Agreement, Guilherme Holdings shall procure that the relationships of Trio with its customers, employees, suppliers and others with whom it deals in connection with its business are preserved in all material respects in the ordinary course of business and that the businesses and operations of Trio are conducted until Completion in substantially the same manner as it was conducted prior to the date of the Sale and Purchase Agreement.

Our View

Having considered the above, in particular the basis of the consideration for each of the Acquisition and the Disposal and the valuation method adopted by Knight Frank in valuing the property interests of Juyi and Trio, we are of the view that the major terms of the Sale and Purchase Agreement are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

(VI) Possible financial effects of the Sale and Purchase Transactions

(i) ***Earnings***

Upon completion of the Acquisition, Trio will be accounted for as a subsidiary of NWCL and hence an indirect subsidiary of the Company, and the results of Trio will be consolidated into the results of NWCL, which will then be consolidated into that of the Company.

Upon completion of the Disposal, NWCL and hence the Company will cease to have any interest in Juyi.

As advised by NWCL, upon completion of the Disposal, it is anticipated that the NWCL Group will record an estimated gain of approximately HK$562.2 million, which represents the difference between the consideration for the Disposal and the unaudited NAV of Juyi as at 31 March 2009. Nevertheless, Shareholders should note the exact disposal gain shall only be ascertained with determination of the final consideration, net asset values and incidental transaction costs upon date of completion and shall be subject to results of audit work to be performed by NWCL's auditors.

Given that NWCL is a non wholly-owned subsidiary of the Company, the Disposal by the NWCL Group is expected to have a positive impact on the Group's earnings in the financial year in which Completion takes place.

(ii) ***NAV***

We note from the Letter from the Board that, as a result of the Disposal and the Acquisition, total consolidated assets and total liabilities of the NWCL Group will increase by approximately HK$884.5 million and HK$322.3 million, respectively, and accordingly, the net asset value of the NWCL Group will increase by approximately HK$562.2 million, subject to the adjustment on the consideration upon the date of completion.

Given that NWCL is a non wholly-owned subsidiary of the Company, the aforesaid effects on NAV of the NWCL Group will also be reflected in the results and balance sheet of the Company through the consolidation of NWCL.

(iii) *Working capital*

Given that the Net Consideration shall be payable in cash by Guilherme Holdings to NWCP pursuant to the Sale and Purchase Agreement, the management of NWCL advised that the Disposal and the Acquisition would improve the NWCL Group's working capital. Given that NWCL is a non wholly-owned subsidiary of the Company, we concur with the view of the management of the Company that the Disposal and the Acquisition would also improve the Group's working capital.

RECOMMENDATION

Having considered the principal factors above, we are of the opinion that (i) the entering into of the Sale and Purchase Transactions falls within the ordinary and usual course of business of the Group and is in the interests of the Company, through its interest in NWCL, and the Independent Shareholders as a whole; and (ii) the terms of the Sale and Purchase Agreement are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company, through its interest in NWCL, and the Independent Shareholders as a whole.

Therefore, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the entering into of the Sale and Purchase Agreement and the Sale and Purchase Transactions.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Heidi Cheng**
Director	*Director*
Head of Corporate Finance	

Set out below is the text of a letter with the summary of values and valuation report received from Knight Frank Petty Limited, an independent property valuer, prepared for the purpose of incorporation in this Circular in connection with the valuation of the property interests as at 31 March 2009.


Knight
Frank
萊
坊

Knight Frank P
4/F Shui On Centre
6–8 Harbour Road
Wanchai
Hong Kong

13 May 2009

The Directors
New World Development Company Limited
30th Floor
New World Tower I
18 Queen's Road
Central
Hong Kong

Dear Sirs,

VALUATION OF VARIOUS PROPERTIES IN THE PEOPLE'S REPUBLIC OF CHINA

In accordance with your instructions for us to value various property interests held by New World China Land Limited (the "NWCL"), approximately 70% attributable interests of NWCL held by New World Development Company Limited as at the date of this circular, or its subsidiaries, associated companies or its jointly controlled entities (hereinafter together referred to as the "Group") in the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market values of these property interests as at 31 March 2009.

BASIS OF VALUATION

Our valuation is our opinion of the market value of the property which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale

and leaseback arrangements, special considerations or concessions granted by any one associated with the sale, or any element of special value. The market value of a property is also estimated without regard to costs of sale and purchase, and without offset for any associated taxes.

VALUATION METHODOLOGY

In valuing the property interests which are held under construction and for future development by the Group in the PRC, we have valued each of these property interests on the basis that these properties will be developed and completed in accordance with the Group's latest development proposals provided to us. We have assumed that approvals for the proposals will be granted without onerous conditions. In arriving at our opinion of values, we have adopted Direct Comparison Approach by making reference to comparable transactions in the locality and have also taken into account the construction costs that will be expended to complete the developments to reflect the quality of the completed developments.

TITLE DOCUMENTS AND ENCUMBRANCES

We have been provided with copies of extracts of title documents relating to the properties. However, we have not inspected the original documents to verify ownership or to verify any amendments which may not appear on the copies handed to us. We have relied on the information given by the Group and its PRC legal adviser, Duan and Duan Law Firm, regarding the title and other legal matters regarding the properties.

No allowance has been made in our report for any charges, mortgages or amounts owing on any property interests nor for any expenses or taxation which may be incurred in affecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

SOURCE OF INFORMATION

We have relied to a very considerable extent on the information given by the Group and the legal opinion of the Group's PRC legal adviser. We have no reason to doubt the truth and the accuracy of the information provided by the Group and/or its PRC legal adviser which is material to the valuation. We have accepted advice given by the Group on such matters as planning approvals or statutory notices, tenure, ownership, completion date of the buildings, particulars of occupancy, floor and site areas, development schemes, construction costs and development costs expended, estimated development costs and all other relevant matters. Dimension, measurements and areas included in the valuation report attached are based on information provided to us and are therefore only approximations. We have not been able to carry out on-site measurements to verify the correctness of the site and floor areas of the properties and we have assumed that the site and the floor areas shown on the documents handed to us are correct. We were also advised by the Group that no material facts have been omitted from the information provided.

INSPECTION AND STRUCTURAL CONDITION

We have inspected the exteriors and, where possible, the interiors of the properties valued. However, we have not carried out site investigations to determine the suitability of ground conditions and services for future development, etc. Our valuations are prepared on the assumption that these aspects are satisfactory. Moreover, no structural survey has been made, but in the course of our

inspection, we did not note any serious defects, we are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

REMARKS

In preparing our valuation report, we have complied with the "The HKIS Valuation Standards on Properties (First Edition 2005)" published by the Hong Kong Institute of Surveyors and all the requirements contained in the provision of Chapter 5 and Practice Note 12 of the Rule Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited.

CURRENCY

All amounts stated are in Renminbi.

Our summary of values and valuation report are attached.

Yours faithfully
For and on behalf of
Knight Frank Petty Limited

Alex S L Ng
MRICS MHKIS RPS (GP)
Executive Director

Yours faithfully
For and on behalf of
Knight Frank Petty Limited

Clement W M Leung
MRICS MHKIS RPS (GP)
Executive Director

Notes: Alex S L Ng, MRICS, MHKIS, RPS (GP), has been a qualified valuer with Knight Frank Petty Limited since November 1995 and has 23 years' experience in the valuation of properties in Hong Kong and has been involved in the valuation of properties in the People's Republic of China and Asia Pacific regions since 1998.

Clement W M Leung, MRICS, MHKIS, RPS (GP), has been a qualified valuer with Knight Frank Petty Limited since August 1999 and has 15 years' experience in the valuation of properties in Hong Kong and has extensive experience in the valuation of properties in the People's Republic of China and Asia Pacific regions.

SUMMARY OF VALUES

	Property	Market value in existing state as at 31 March 2009	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 March 2009
Property interests held under construction and for future development by the Group in the PRC				
1.	Hong Kong New World Garden Zhongshannanyi Road and Mengzi Road Luwan District Shanghai The PRC	RMB5,207,000,000	50%	RMB2,603,500,000
2.	The Unsold Car Park of Phase I, and the entire Phase III of Shanghai Zhongshan Square 977 Hongqiao Road Hongqiao Development Zone Changning District Shanghai The PRC	RMB1,452,000,000	47.5%	RMB689,700,000
			Grand Total:	RMB3,293,200,000

VALUATION REPORT

Property interests held under construction and for future development by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 March 2009
1.	Hong Kong New World Garden Zhongshannanyi Road and Mengzi Road Luwan District Shanghai The PRC	Hong Kong New World Garden (the "Development") is a large-scale residential/ commercial composite development to be constructed in phases. The Development is erected upon three parcels of irregular-shaped site with a total site area of approximately 113,857 sq.m. (1,225,557 sq.ft.). Phase I of the Development was completed in 2001 and the remaining phases of the Development are either under construction or vacant for future development. The property comprises the unsold portion of Phase I of the Development, the remaining phases of the Development including the portion under construction and the vacant portion. The gross floor area of the unsold potion of the property is listed as follows:	The unsold portion of the Phase I is currently vacant, while portion of the property is currently under construction due to be completed in June 2011 whilst the remaining portion of the property is vacant.	RMB5,207,000,000 (50% interest attributable to the Group: RMB2,603,500,000) *(Please refer to Note No. (16) below)*

	Gross floor area	
	sq.m.	*sq.ft.*
Phase I		
Commercial	580	6,243
Ancillary Facilities	1,183	12,734
Sub-total:	1,763	18,977

Upon completion, remaining phases of the property will comprise the following approximate gross floor areas:

	Gross floor area	
	sq.m.	*sq.ft.*
Phase Under Construction		
Residential	120,063	1,292,358
Office	39,610	426,362
Hotel	21,600	232,502
Sub-total:	181,273	1,951,222
Remaining phases		
Residential	207,239	2,230,721
Commercial	57,317	616,960
Office	18,820	202,578
Ancillary Facilities	19,000	204,516
Sub-total:	302,376	3,254,775
Total	485,412	5,224,974

Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 March 2009
	The property will also comprise 4,845 car parking spaces, with a gross floor area of 218,010 sq.m. (2,346,660 sq.ft.) upon completion of the remaining phases. The land use rights of the Development have been granted for a term of 70 years for residential use, 50 years for composite use and 50 years for commercial/hotel/office uses, expiring on 1 May 2069, 15 July 2045 and 2 January 2058, respectively.		

Notes:

(1) Pursuant to the Articles of Association for Shanghai Juyi Property Development Co., Ltd. (the "Articles"), entered into between New World China Property Limited ("Party A") and Guilherme Holdings (Hong Kong) Limited ("Party B"), both parties agreed to establish a wholly foreign-owned enterprise. The salient conditions as stipulated in the Articles are, inter-alia, cited as follows:

(i)	Name of enterprise:	Shanghai Juyi Property Development Co., Ltd. (上海局一房地產發展有限公司) ("Juyi")
(ii)	Period of operation:	50 years commencing from the date of the approval of business license
(iii)	Total investment amount:	US$2,202,000,000
(iv)	Registered capital:	US$765,000,000 — Party A: US$382,500,000, which is 50% of the registered capital — Party B: US$382,500,000, which is 50% of the registered capital
(v)	Profit sharing:	Plan of profit sharing to be determined in each financial year

(2) Pursuant to the Business Licence No. 310000400061616 (shiju) dated 18 March 2009, Juyi, a wholly foreign-owned enterprise, 50% owned by Party A and 50% owned by Party B, was incorporated with a registered capital of US$765,000,000 for a valid term from 5 October 1993 to 4 October 2043 and the scope of business includes development of commodity, commercial and office composite building and hotel development and construction, real estate information handling, property management, construction of shopping arcades and associated facilities and car parking facilities management.

(3) Pursuant to the Shanghai Certificate of Real Estate Ownership No. Hu Fang Di Shi Zi (2001) Di 005066 Hao issued by Shanghai Housing and Land Resources Administration Bureau dated 23 July 2001, the title to the land with a site area of 5,858 sq.m. is vested in Juyi for a land use term commencing from 16 July 1995 and expiring on 15 July 2045 for composite use.

(4) Pursuant to the Shanghai Certificate of Real Estate Ownership No. Hu Fang Di Lu Zi (2008) Di 000469 Hao issued by Shanghai Housing and Land Resources Administration Bureau dated 28 February 2008, the title to the land with a site area of 8,811.9 sq.m. is vested in Juyi for a land use term commencing from 3 January 2008 and expiring on 2 January 2058 for commercial, hotel and office uses.

(5) Pursuant to the Shanghai Certificate of Real Estate Ownership No. Hu Fang Di Lu Zi (2008) Di 000470 Hao issued by Shanghai Housing and Land Resources Administration Bureau dated 28 February 2008, the title to the land with a site area of 99,187.1 sq.m. is vested in Juyi for a land use term commencing from 1 May 1999 and expiring on 1 May 2069 for residential use.

(6) Pursuant to the Construction Land Use Planning Permit No. Hu Gui Di (2008) 00080423E00441 dated 21 April 2008, the development with a site area of 99,187 sq.m. and a total construction scale of 375,257 sq.m. was permitted to be developed.

(7) Pursuant to the Construction Land Use Planning Permit No. Hu Gui Di (2008) 00080423E00437 dated 21 April 2008, the development with a site area of 5,858 sq.m. and a total construction scale of 42,208 sq.m. was permitted to be developed.

(8) Pursuant to the Construction Land Use Planning Permit No. Hu Gui Di (2008) 00080505E00483 dated 4 May 2008, the development with a site area of 8,811.9 sq.m. and a total construction scale of 60,469 sq.m. was permitted to be developed.

(9) *Pursuant to the Construction Engineering Planning Permit No. Hu Gui Jian (2008)* 00080604F01302, the development having a total gross floor area of approximately 64,087 sq.m. is permitted to be constructed.

(10) Pursuant to the Construction Engineering (for basement construction portion) Planning Permit Notification No. Hu Gui Jian Ji (2007) 00070803F02196 Hao, the development with a total gross floor area of 16,369 sq.m. is permitted to be constructed.

(11) Pursuant to the Construction Engineering (for basement construction portion) Planning Permit Notification No. Hu Gui Jian Ji (2007) 00071204F03403 Hao, the development with a total gross floor area of 183,336 sq.m. is permitted to be constructed.

(12) Pursuant to the Construction Works Commencement Permit No. 9602LW7003D04 dated 8 August 2007, approval for the commencement of construction works with a gross floor area of approximately 16,369 sq.m. has been obtained.

(13) Pursuant to the Construction Works Commencement Permit No. 9602LW7003D05 dated 17 December 2007, approval for the commencement of construction works with a gross floor area of approximately 88,080 sq.m. has been obtained.

(14) Pursuant to the Construction Works Commencement Permit No. 9602LW7003D06 dated 24 December 2007, approval for the commencement of construction works with a gross floor area of approximately 95,255 sq.m. has been obtained.

(15) As advised by the Group, the construction cost paid and the outstanding construction cost of the phase under construction and the remaining phases of the property as at 31 March 2009 were approximately RMB942,700,000 and RMB1,933,000,000 respectively. Accordingly, we have taken into account the said costs in our valuation. In our opinion, the estimated market value of the property upon completion, as at 31 March 2009, was approximately RMB11,313,000,000.

(16) According to the Group's specific terms of instructions, we have taken into account the outstanding land premium of the property of RMB1,911,310.

(17) We have been provided with the Group's PRC legal adviser's opinion, which inter-alia, contains the following:

(i) Juyi is a legally established wholly foreign-owned enterprise. New World China Property Limited possesses 50% interest and after tax profit in respect to its interest in Juyi; Guilherme Holdings (Hong Kong) Limited possesses the remaining 50% interest and after tax profit of Juyi;

(ii) The land use rights of the property is legally owned by Juyi and protected by the PRC laws. Juyi is the sole legal owner of the land use rights of the property;

(iii) The land use right stated in Note No. (2) is not subject to mortgage or any other third party interests. Juyi can freely use, transfer, let or mortgage the land use right;

(iv) The land use rights stated in Note Nos. (3) and (4) are subject to two separate mortgages, all relevant consents, approval for these mortgages have been obtained. These mortgages are legal, valid and enforceable. Juyi can freely use, transfer, let or mortgage these land use rights subject to approval from the mortgagors; and

(v) According to the construction engineering commencement work permits stated in Note Nos. (12), (13) and (14), Juyi can commence the construction work of basement of 1# building of "Hong Kong New World Garden" and 27# building.

(vi) Juyi can legally commence the construction of the remaining phases of "Hong Kong New World Garden" once the construction engineering planning permit certificate and commencement work permit certificate have been obtained. Juyi should be able to obtain the construction engineering planning permit and construction engineering commencement work permit certificate without legal obstacles once the requirements of relevant planning and construction are fulfilled.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 March 2009
2.	The Unsold Car Park of Phase I, and the entire Phase III of Shanghai Zhongshan Square 977 Hongqiao Road Hongqiao Development Zone Changning District Shanghai The PRC	Shanghai Zhongshan Square (the "Development") is a commercial/residential/ office composite development with clubhouse and carparking facilities, to be completed in phases, erected on two roughly rectangular shaped sites with a total site area of approximately 33,372.29 sq.m. (359,219 sq.ft.). The property comprises 413 unsold car parking spaces of Phase I of the Development, with a gross floor area of 24,081 sq.m. (259,208 sq.ft.), which was completed in 1999, and Phase III of the Development, which is currently under construction and scheduled to be completed in December 2009. Phase III of the Development will comprise the following approximate gross floor areas upon completion:	The unsold car park of the property is currently vacant, while Phase III of the property is currently under construction due to be completed in December 2009.	RMB1,452,000,000 (47.5% interest attributable to the Group: RMB689,700,000)

	Gross floor area	
	sq.m.	*sq.ft.*
Phase III		
Commercial	21,595	232,449
Office	98,951	1,065,109
Total:	120,546	1,297,558

The property will also comprise 592 car parking spaces with a gross floor area of 21,528 sq.m. (231,727 sq.ft.) upon completion of Phase III of the Development.

The land use rights of the Development have been granted under two land use right terms, expiring on 22 January 2044 and 22 January 2064 for office and residential uses respectively.

Notes:

(1) Pursuant to the Articles of Association for Shanghai Trio Property Development Co., Ltd. dated 13 January 2009 (the "Articles"), entered into between New World China Property Limited ("Party A") and Guilherme Holdings (Hong Kong) Limited ("Party B"), both parties agreed to establish a wholly foreign-owned enterprise. The salient conditions as stipulated in the Articles are, inter-alia, cited as follows:

(i)	Name of enterprise:	Shanghai Trio Property Development Co., Ltd. (上海三聯物業發展有限公司) ("Trio")
(ii)	Period of operation:	50 years commencing from the date of the approval of business license
(iii)	Total investment amount:	US$162,000,000
(iv)	Registered capital:	US$81,000,000
	Party A:	US$38,475,000, which is 47.5% of the registered capital
	Party B:	US$42,525,000, which is 52.5% of the registered capital
(v)	Profit sharing:	Plan of profit sharing to be determined in each financial year

(2) Pursuant to the Business Licence No. 310000400080207 (Shi Ju) dated 18 March 2009, Trio, a wholly foreign-owned enterprise, 47.5% owned owned by Party A and 52.5% owned by Party B, was incorporated with a registered capital of US$81,000,000 for a valid term from 18 April 1994 to 17 April 2044 and the scope of business includes development, sales, lease and property management of the development site.

(3) Pursuant to the Shanghai Certificate of Real Estate Ownership No. Hu Fang Di Shi Zi (2003) Di 004297 Hao issued by the Shanghai Housing and Land Administration Bureau dated 15 April 2003, the title to the land with a site area of 16,171 sq.m., is vested in Trio for a land use term commencing from 31 October 1996 and expiring on 12 July 2047 for office use.

(4) Pursuant to the Shanghai Certificate of Real Estate Ownership No. Hu Fang Di Shi Zi (1999) Di 002029 Hao issued by the Shanghai Housing and Land Administration Bureau dated 14 May 1999, the title to the land with a site area of 17,201.29 sq.m., with total gross floor area of 100,987.54 sq.m. is vested in Trio for a land use term commencing from 31 October 1996 and expiring on 22 January 2064 for residential use. Portion of the property is vested in the said certificate.

(5) Pursuant to the Construction Engineering Planning Permit Notification (for basement construction portion) No. Hu Chang Jian (2007) 05070913F02599 Hao issued by Shanghai Changning District Urban Planning Administration Bureau dated 31 September 2007, the basement of office and commercial building is permitted to be constructed.

(6) Pursuant to the Construction Land Use Planning Permit Certificate No. Hu Chang Di (2007) 05071009E01588 issued by Shanghai Changning District Urban Planning Administration Bureau dated 9 October 2007, the construction of an office building of the Development on the site with an area of 16,171 sq.m. is permitted.

(7) Pursuant to the Construction Engineering Planning Permit Certificate No. Jien Zi Di Hu Chang Jien (2008) 05081010F02480 Hao issued by Shanghai Changning District Urban Planning Administration Bureau dated 10 October 2008, the office and commercial building with a construction scale of 109,889 sq.m. is permitted to be constructed.

(8) Pursuant to the Construction Engineering Commencement Work Permit no. 9501CN0055D01 issued by Shanghai Construction Administration Office dated 19 June 2007, the foundation of the office and commercial building is permitted to be constructed.

(9) Pursuant to the Construction Engineering Commencement Work Permit Certificate no. 9501CN0055D02 issued by Shanghai Construction Administration Office dated 20 September 2007, the office and commercial building basement with construction scale of 33,861 sq.m. is permitted to be constructed.

(10) As advised by the Group, the construction cost paid and the outstanding construction cost of Phase III of the property as at 31 March 2009 were approximately RMB253,000,000 and RMB810,200,000 respectively. Accordingly, we have taken into account the said costs in our valuation. In our opinion, the estimated capital value of the property upon completion, as at 31 March 2009, was approximately RMB3,030,000,000.

(11) We have been provided with the Group's PRC legal adviser's opinion, which inter-alia, contains the following:

(i) Trio is a legally established wholly foreign-owned enterprise. New World China Property Limited possesses 47.5% interest and after tax profit in respect to its interest in Trio; Guilherme Holdings (Hong Kong) Limited possesses the remaining 52.5% interest and after tax profit of Trio;

(ii) The land use rights of the property are legally owned by Trio and protected by the PRC laws. Trio is the legal sole owner of the aforesaid land use rights. Trio can freely use, transfer, let or mortgage the land use rights;

(iii) The land use rights of the property are subject to two separate mortgages, all relevant consents, and approvals for these mortgages have been obtained. These mortgages are legal, valid and enforceable;

(iv) Basement level 1 and 2, portion of the property stated in Note No. (5), with a total gross floor area of 24,488.88 sq m is legally owned by Trio. The aforesaid portion of the property is not subject to mortgage or any other third party interests;

(v) The necessary permits, approvals for the construction work of the foundation of the office and commercial building and the basement of the property is legal and valid; and

(vi) There should be no legal obstacles for Trio to obtain the construction work commencement permit of the construction of office and commercial building once the requirements of relevant planning and construction are fulfilled.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the shares or underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he was deemed or taken to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(I) Long positions in shares

	Number of shares				
	Beneficial interests	Family interests	Interests of controlled corporation	Total	Approximate % of shareholding
the Company					
(ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	—	300,000	—	300,000	0.01
Dr. Sin Wai-Kin, David	4,727,287	47,098	—	4,774,385	0.13
Mr. Leung Chi-Kin, Stewart	192,538	—	—	192,538	negligible
Mr. Chow Kwai-Cheung	54,567	—	—	54,567	negligible
Mr. Ho Hau-Hay, Hamilton	—	—	439,177[1]	439,177	0.01
Mr. Liang Cheung-Biu, Thomas	5,215	—	—	5,215	negligible
Ms. Ki Man-Fung, Leonie	60,000	—	—	60,000	negligible
Dragon Fortune Limited					
(ordinary shares of US$1.00 each)					
Mr. Cheng Kar-Shing, Peter	—	—	15,869[2]	15,869	27.41
HH Holdings Corporation					
(ordinary shares of HK$1.00 each)					
Dr. Sin Wai-Kin, David	42,000	—	—	42,000	7.00
Mega Choice Holdings Limited					
(ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	—	—	3,710[3]	3,710	34.61

	Number of shares				
	Beneficial interests	Family interests	Interests of controlled corporation	Total	Approximate % of shareholding
NWCL					
(ordinary shares of HK$0.10 each)					
Dr. Cheng Kar-Shun, Henry	12,500,000	1,950,000	52,271,200[4]	66,721,200	1.74
Mr. Leung Chi-Kin, Stewart	500,000	—	—	500,000	0.01
Mr. Chow Kwai-Cheung	650,126	—	—	650,126	0.02
Ms. Ki Man-Fung, Leonie	20,000	—	—	20,000	negligible
New World Department Store China Limited					
(ordinary shares of HK$0.10 each)					
Mr. Cheng Chi-Kong, Adrian	—	—	1,107,000[5]	1,107,000	0.07
Ms. Ki Man-Fung, Leonie	20,000	—	—	20,000	negligible
NWS Holdings Limited					
(ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	9,179,199	—	8,000,000[4]	17,179,199	0.84
Dr. Sin Wai-Kin, David	3,281	31	16,995,745[6]	16,999,057	0.83
Mr. Liang Chong-Hou, David	164	—	—	164	negligible
Mr. Cheng Kar-Shing, Peter	198,458	—	2,929,670[7]	3,128,128	0.15
Mr. Leung Chi-Kin, Stewart	2,202,351	—	—	2,202,351	0.11
Mr. Chow Kwai-Cheung	215,104	—	—	215,104	0.01
Ms. Ki Man-Fung, Leonie	10,000	—	—	10,000	negligible
Sun City Holdings Limited					
(ordinary shares of HK$1.00 each)					
Mr. Cheng Kar-Shing, Peter	—	80,000	3,570,000[8]	3,650,000	45.63
Sun Legend Investments Limited					
(ordinary shares of HK$1.00 each)					
Mr. Cheng Kar-Shing, Peter	—	—	500[9]	500	50.00
YE Holdings Corporation					
(ordinary shares of HK$1.00 each)					
Mr. Leung Chi-Kin, Stewart	37,500	—	—	37,500	1.50

Notes:

(1) These shares are beneficially-owned by a company in which Mr. Ho Hau-Hay, Hamilton owns 40% of its issued share capital.

(2) 4,102 shares are held by a company wholly-owned by Mr. Cheng Kar-Shing, Peter and 11,767 shares are held by Sun City Holdings Limited ("Sun City"), of which Mr. Cheng Kar-Shing, Peter is deemed to be interested in 45.63% of its issued share capital.

(3) These shares are beneficially-owned by companies wholly-owned by Dr. Cheng Kar-Shun, Henry.

(4) These shares are beneficially-owned by a company wholly-owned by Dr. Cheng Kar-Shun, Henry.

(5) These shares are beneficially-owned by a company wholly-owned by Mr. Cheng Chi-Kong, Adrian.

(6) These shares are beneficially-owned by a company jointly-owned by Dr. Sin Wai-Kin, David and his spouse.

(7) These shares are beneficially-owned by a company wholly-owned by Mr. Cheng Kar-Shing, Peter.

(8) These shares are held by a company of which Mr. Cheng Kar-Shing, Peter has an indirect interest of 49.58%.

(9) Mr. Cheng Kar-Shing, Peter is deemed to be interested in the shares of Sun Legend Investments Limited by virtue of his interests in Sun City.

(II) Long positions in underlying shares — share options

(i) *the Company*

Name of Director	Grant date	Number of share options outstanding as at the Latest Practicable Date with exercise price per share of HK$17.659		
		Exercisable period *(Note 1)*	**Exercisable period** *(Note 2)*	**Total**
Dato Dr. Cheng Yu-Tung	19 March 2007	36,701,279	—	36,701,279
Dr. Cheng Kar-Shun, Henry	19 March 2007	36,701,279	—	36,701,279
Dr. Sin Wai-Kin, David	19 March 2007	301,654	—	301,654
Mr. Liang Chong-Hou, David	19 March 2007	301,654	—	301,654
Mr. Yeung Ping-Leung, Howard	19 March 2007	301,654	—	301,654
Dr. Cha Mou-Sing, Payson	19 March 2007	301,654	—	301,654
Mr. Cheng Kar-Shing, Peter	19 March 2007	201,102	1,206,617	1,407,719
Mr. Leung Chi-Kin, Stewart	19 March 2007	35,695,764	—	35,695,764
Mr. Chow Kwai-Cheung	19 March 2007	—	1,206,617	1,206,617
Mr. Ho Hau-Hay, Hamilton	19 March 2007	201,102	—	201,102
Mr. Lee Luen-Wai, John	19 March 2007	301,654	—	301,654
Mr. Liang Cheung-Biu, Thomas	19 March 2007	201,102	—	201,102
Mr. Cheng Chi-Kong, Adrian	19 March 2007	—	502,757	502,757
Ms. Ki Man-Fung, Leonie	19 March 2007	—	1,005,514	1,005,514

Notes:

(1) From 19 March 2007 to 18 March 2012.

(2) Divided into 5 tranches exercisable from 19 March 2007, 19 March 2008, 19 March 2009, 19 March 2010 and 19 March 2011 respectively to 18 March 2012.

(3) The cash consideration paid by each of the Directors for the grant of the share options is HK$10.

(ii) *NWCL*

Name of Director	Date of grant	Exercisable period *(Note)*	Number of share options	Exercise price per share *HK$*
Dr. Cheng Kar-Shun, Henry	7 January 2008	(1)	2,000,000	6.972
	29 December 2008	(3)	1,600,000	1.500
Mr. Cheng Kar-Shing, Peter	7 January 2008	(1)	800,000	6.972
	29 December 2008	(3)	650,000	1.500
Mr. Leung Chi-Kin, Stewart	7 January 2008	(1)	200,000	6.972
	29 December 2008	(3)	150,000	1.500
Mr. Chow Kwai-Cheung	7 January 2008	(1)	200,000	6.972
	29 December 2008	(3)	150,000	1.500
Mr. Lee Luen-Wai, John	7 January 2008	(1)	300,000	6.972
	29 December 2008	(3)	300,000	1.500
Mr. Cheng Chi-Kong, Adrian	25 July 2006	(2)	331,600	2.865
	7 January 2008	(1)	1,500,000	6.972
	29 December 2008	(3)	1,200,000	1.500

Notes:

(1) Divided into 3 tranches exercisable from 8 February 2008, 8 February 2009 and 8 February 2010 respectively to 7 February 2011.

(2) Divided into 5 tranches exercisable from 26 August 2006, 26 August 2007, 26 August 2008, 26 August 2009 and 26 August 2010 respectively to 25 August 2011.

(3) Divided into 4 tranches exercisable from 30 January 2009, 30 January 2010, 30 January 2011 and 30 January 2012 respectively to 29 January 2013.

(4) The cash consideration paid by each of the above Directors for each grant of share options is HK$10.

(iii) *New World Department Store China Limited*

Name of Director	Date of grant	Exercisable period *(Note)*	Number of share options	Exercise price per share *HK$*
Dr. Cheng Kar-Shun, Henry	27 November 2007	(1)	1,000,000	8.66
Mr. Cheng Chi-Kong, Adrian	27 November 2007	(1)	500,000	8.66

Notes:

(1) Divided into 5 tranches exercisable from 27 November 2008, 27 November 2009, 27 November 2010, 27 November 2011 and 27 November 2012 respectively to 26 November 2013, provided that the maximum number of share options that can be exercised during each anniversary year is 20% of the total number of share options granted together with any unexercised share options carried forward from the previous anniversary years.

(2) The cash consideration paid by each of the above Directors for the grant of share options is HK$1.

(iv) *NWS Holdings Limited*

Name of Director	Date of grant	Exercisable period *(Note)*	Number of share options	Exercise price per share *HK$*
Dr. Cheng Kar-Shun, Henry	21 August 2007	(1)	3,001,277	16.193

Notes:

(1) 40% of the share options are exercisable from 21 August 2008 to 20 August 2012 while the remaining 60% of the share options are divided into 3 tranches exercisable from 21 August 2009, 21 August 2010 and 21 August 2011 respectively to 20 August 2012.

(2) The cash consideration paid by the above Director for the grant of share options is HK$10.

(III) Long positions in underlying shares — debentures

New World China Land Finance Limited ("NWCLF")

Name of Director	Amount of debentures in RMB issued by NWCLF				Approximate % to the total amount of debentures in issue as at the Latest Practicable Date
	Personal interests	Family interests	Corporate interests	Total	
Mr. Cheng Chi-Kong, Adrian	—	—	2,000,000[1]	2,000,000	0.08

Note:

(1) These debentures are convertible into 260,034 shares of HK$0.1 each of NWCL, representing 0.01% of its issued share capital as at the Latest Practicable Date, for the period from 26 June 2007 to 26 May 2012, which are beneficially held by a company wholly-owned by Mr. Cheng Chi-Kong, Adrian.

Sherson Limited ("Sherson")

Name of Director	Amount of debentures in HKD issued by Sherson				Approximate % to the total amount of debentures in issue as at the Latest Practicable Date
	Personal interests	Family interests	Corporate interests	Total	
Dato' Dr. Cheng Yu-Tung	10,000,000[1]	—	—	10,000,000	0.17

Note:

(1) These debentures are convertible into 373,357 shares of HK$1.0 each of the Company, representing 0.01% of its issued share capital as at the Latest Practicable Date, during the period from 16 July 2007 to 25 May 2014.

(b) Save as disclosed in this circular, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions in which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

(c) Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any asset which have since 30 June 2008, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

(d) Save for the Sale and Purchase Agreement and the sale and purchase agreement dated 3 December 2008 entered into among NWCL, New World Development (China) Limited, NWCP, Mr. Doo, Stanley Enterprises Limited, Grand China Enterprises Limited and Golden Wealth Investment Limited, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 30 June 2008, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

3. (a) As at the Latest Practicable Date, so far as is known to the Directors, the interests of substantial shareholders (as defined in the Listing Rules) in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in Shares

	Number of shares held			
Name	**Beneficial interests**	**Interests of controlled corporation**	**Total**	**Approximate % of shareholding**
Cheng Yu Tung Family (Holdings) Limited ("CYTFH")[1]	—	1,483,763,125	1,483,763,125	38.51
Centennial Success Limited ("Centennial")[2]	—	1,483,763,125	1,483,763,125	38.51
Chow Tai Fook Enterprises Limited ("CTF")[3]	1,340,679,091	143,084,034	1,483,763,125	38.51

Notes:

(1) CYTFH holds 51% direct interest in Centennial and is accordingly deemed to have an interest in the shares deemed to be interested by Centennial. Each of Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter is also a director of CYTFH.

(2) Centennial holds 100% direct interest in CTF and is accordingly deemed to have an interest in the shares interested by or deemed to be interested by CTF. Each of Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Mr. Cheng Kar-Shing, Peter and Mr. Cheng Chi-Kong, Adrian is also a director of Centennial.

(3) CTF together with its subsidiaries. Each of Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Mr. Cheng Kar-Shing, Peter and Mr. Cheng Chi-Kong, Adrian is also a director of CTF.

(b) As at the Latest Practicable Date, so far as is known to the Directors, the interests of persons (other than a Director, chief executive of the Company or substantial shareholders (as defined in the Listing Rules)) in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in Shares and underlying Shares

Name	Capacity	Number of shares/ underlying shares held	Total	Approximate % of shareholding
JPMorgan Chase & Co.	Beneficial owner	18,332,663	223,333,442[(1)]	5.94
	Investment manager	53,906,289		
	Custodian corporation/ approved lending agent	151,094,490		
UBS AG	Beneficial owner	89,229,465	263,280,690[(2)]	6.83
	Person having a security interest in shares	15,867,579		
	Interest of controlled corporations	158,183,646		

Short positions in Shares and underlying Shares

Name	Capacity	Number of shares/ underlying shares held	Total	Approximate % of shareholding
JPMorgan Chase & Co.	Beneficial owner	12,834,807	12,834,807[(3)]	0.34
UBS AG	Beneficial owner	24,438,741	24,829,241[(4)]	0.64
	Person having a security interest in shares	9,500		
	Interest of controlled corporations	381,000		

Notes:

(1) The interests included aggregate interests in 9,461,101 underlying shares through its holding of certain listed physically settled derivatives (6,767,101 underlying shares), and unlisted physically settled derivatives (2,694,000 underlying shares). It also included 151,094,490 shares in the lending pool.

(2) The interests included aggregate interests in 33,299,290 underlying shares through its holding of certain listed physically settled derivatives (33,093,563 underlying shares) and unlisted physically settled derivatives (205,727 underlying shares).

(3) The interests included aggregate interests in 2,432,703 underlying shares through its holding of certain listed cash settled derivatives (544,000 underlying shares) and unlisted physically settled derivatives (1,888,703 underlying shares).

(4) The interests included aggregate interests in 6,319,772 underlying shares through its holding of certain listed physically settled derivatives (1,075,358 underlying shares) and unlisted physically settled derivatives (5,244,414 underlying shares).

(c) As at the Latest Practicable Date, so far as is known to the Directors and save as disclosed in this circular, the following entities, other than a Director or chief executive of the Company or a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the Group:

Name of entity	Name of member of the Group	Approximate percentage of interest held
168 Finance Limited	The Automall Discovery Park Limited	49.00
Aldburg Assets Limited	Coral Business Inc.	12.50
Architectural Precast Limited (in court compulsory liquidation)	Architectural Precast GRC Limited	35.00
Asean Giant Limited	Gold Return Resources Ltd.	10.00
Asian East Worldwide Limited	Guangzhou Northring Freeway Company Limited	24.30
Beijing Zirancao Advertising Co., Ltd.	Beijing Xintong Sinologue Media & Advertising Co., Ltd.	25.00
Bioforte (Hong Kong) Environmental Engineering And Technology Company Limited	BioEnviroLink Technologies Limited	30.00
Bolo Ltd	Bright Moon Company Limited	25.00
Changzhi City Changda Highway Development Company	Shanxi Xinda Highways Limited	40.00
Changzhi City Changda Highway Development Company	Shanxi Xinhuang Highways Limited	40.00
Chow Tai Fook Enterprises Limited	Advance Planner Limited	40.00
Chow Tai Fook Enterprises Limited	Beames Holdings Limited	36.00
Chow Tai Fook Enterprises Limited	Crimson Company Limited	37.00
Chow Tai Fook Enterprises Limited	HH Holdings Corporation	12.00
Dalian Commercial Network Construction and Development Company	Dalian New World Plaza International Co., Ltd.	12.00
Dr. Ren Keyong	NoveMed Group Ltd.	20.00
Ever Global Investment Limited	Autowin Limited	30.00
Fast Choice Investments Limited	Winner World Group Limited	20.00
Fung Seng Diamond Co Ltd	Silver Bloom Company Limited	10.00
Fung Seng Diamond Co Ltd	Ultra Force Limited	20.00
Gaintek Development Limited	Better Rich Development Limited	30.00
Ginza Assets Ltd	Rich Apple Developments Limited	49.99
Golden Sphere Investments Ltd	New Hope Limited	15.00
Good Step Profits Limited	Well Phase International Limited	20.00

Name of entity	Name of member of the Group	Approximate percentage of interest held
Grand Business Development Limited	北京新世界威邁特高新技術有限公司	45.00
Grand Choice Profits Limited	Gold Return Resources Ltd.	10.00
Cangwu County Electric Power Co.	Guangxi Cangwu Xincang Highways Limited	30.00
Guangxi Wuzhou Heng Tong Development Ltd.	Wuzhou Xinwu Highways Limited	40.00
Guangxi Yulin City Heng Tong Ltd.	Guangxi Yulin Xinye Highways Co., Ltd.	40.00
Guangxi Yulin Yu Shieh Ltd.	Guangxi Yulin Xinyu Highways Co., Ltd.	40.00
Guangzhou Yongtong Freeway Company Ltd.	Guangzhou Northring Freeway Company Limited	10.41
Gujiao Highway-Bridge Development & Construction Company	Taiyuan Xinyuan Highways Limited	40.00
Hainan Zhonghong Investments Company Limited	New World Zhonghong Property Co., Ltd.	30.00
Hing Pang Petroleum Chemicals (H.K.) Limited	Chengdu Xinyi Real Estate Development Co., Ltd.	20.00
Honor Fidelity Ltd	Dominion 2000 Limited	30.00
Hotspring Ltd	Easlin Corporation	20.00
Huamei Wealth (Beijing) International Property Investment Co., Ltd.	Beijing Dongfang Huamei Real Estate Development Co., Ltd.	25.00
Huasheng Audio & Video Publishing House	Beijing Jingdun Xintong Movie and TV Culture Co., Ltd.	25.00
Infinity Regent Inc.	Milestone Overseas Limited	16.67
Info Trade Investment Limited	Teddy Bear Kingdom Holdings Limited	22.06
Intex Shanghai Company Limited	Hong Kong-Shanghai Venue Management (Zhengzhou) Limited	30.00
Ji Lee Company Limited	Hong Kong Jing-Guang Development Limited	18.00
Kawick Enterprises Ltd	Pearls Limited	40.00
Kly (Nominees) Ltd	Super Value Development Limited	20.00
Kly (Nominees) Ltd	Top Flash Investments Limited	20.00
Lai Sun Development Company Limited	Easlin Corporation	20.00
Leader Civil Engineering Corporation Limited	Hip Hing — Leader JV Limited	33.33
Lexton International Holdings Limited	Taifook Lexton Wealth Management Consultants (Macau) Limited	25.00
LifeTech International Limited	New World LifeTech Limited	20.00
Longreach Shipping Limited	Mass Profits Limited	20.00
Lucky Flow Limited	New World ZGM Limited	15.00
Lucky Flow Limited	Keenwise Technology Limited	15.00
Magic Pioneer Limited	Two-Way Communications Limited	10.00
Melbourne Enterprises Limited	Billion Park Investment Limited	14.29
Merino Holdings Limited	New World ZGM Limited	20.00

Name of entity	Name of member of the Group	Approximate percentage of interest held
Mr. Li Chau-Ming, Peter	Apex-Pro Systems Limited	14.90
Mr. Philip Yuen	Henry Bon Enterprises Company Limited	10.00
Mr. Tsui Ka-Lun	Taifook Lexton Consultants Limited	25.00
Mr. Tsui Ka-Lun	Taifook Lexton Wealth Management Limited	25.00
Mr. Wong Wai-Keung	Taifook Lexton Consultants Limited	15.00
Mr. Wong Wai-Keung	Taifook Lexton Wealth Management Limited	15.00
Ms. Carmen Leung	Henry Bon Enterprises Company Limited	10.00
Ms. Cheung Sau-Lin	Success Concept Investments Limited	15.00
Ms. Hilda Sung	Taifook Lexton Investment Consultants (Shenzhen) Limited	10.00
Ms. Yao Baozhen	Beijing Xintong Sinologue Media & Advertising Co., Ltd.	25.10
Open Door Investments Ltd	Realistic Reward Limited	30.00
Panion Holdings Ltd.	NoveMed Group Ltd.	15.00
Polarway Investment Ltd	Highness Land Investment Company Limited	40.00
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 2 Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 3 Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 4 Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 5 Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 6 Limited	10.00 *(Note)*
Sidney Consultants Limited	auto22.com Holdings Limited	15.70
Space Enterprises Limited	Mega Choice Holdings Limited	24.25
Sparkle Spirit Limited	Milestone Overseas Limited	16.67
Stanford Ocean Limited	Two-Way Communications Limited	10.00
Surely Limited	Mega Choice Holdings Limited	10.36
Tacko Hotel (Zhanjiang) Ltd	New World Tacko (Xian) Limited	30.00
Taiyuan Tongtai Industry & Commerce General Company	Taiyuan Xintai Highways Limited	40.00
Tenswin Limited	Boxwin Limited	16.58
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xindi Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinlong Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinlu Expressway Co., Ltd.	33.38

Name of entity	Name of member of the Group	Approximate percentage of interest held
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinming Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinqing Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinquan Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinsen Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinshi Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinsi Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintong Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintuo Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinxiang Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinyan Expressway Co., Ltd.	33.38
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinzhan Expressway Co., Ltd.	33.38
Wah Tai Company Limited	Silver Bloom Company Limited	20.00
Weatbest Investments Limited	Right Choice International Limited	35.00
Winteam Holdings Limited	China Step Limited	30.00
Wiseful Engineering Group Limited	Kentfull Engineering Company Limited	40.00
云南葯材有限公司	云南新云三七產業有限公司	14.00
北京市萬勝企物業管理中心	Beijing Kiu Lok Property Management Services Co., Ltd.	40.00
北京商建房地產開發有限公司	北京新世界商建房地產開發有限公司	10.00
北京極致通達傳媒廣告有限公司	Beijing Xintong Media & Advertising Co., Ltd.	17.14
北京勵升豪廷房地產顧問有限公司	北京新世界商建房地產開發有限公司	15.00
成都深港石化有限公司	Chengdu Xinyi Real Estate Development Co., Ltd.	20.00
佛山市高明區恒達交通投資管理有限公司	Foshan Gaoming Xinming Bridge Company Limited	49.00
佛山市祥福房地產開發有限公司	Foshan Country Club Real Estate Development Limited	10.00 (Note)
武漢市國營漢口魚場	Wuhan Xinhan Development Co., Limited	30.00 (Note)
武漢武建鼎安安裝工程有限公司	Trihan Engineering (Wuhan) Company Limited	49.00
珠海國際經濟技術合作公司	珠海市景福工程有限公司 (In members' voluntary liquidation)	20.00

Name of entity	Name of member of the Group	Approximate percentage of interest held
國土資源部珠寶玉石首飾管理中心	Beijing Xintong Sinologue Media & Advertising Co., Ltd.	20.00
貴陽市南明區金水食府	Guiyang Jinyang Heng Tai Catering Investment Co., Ltd	16.67
溫州港集團有限公司	Wenzhou Zhuangyuan Ao New World International Terminals Company Limited	45.00
廣州市機電安裝公司	Triguang Engineering (Guang Zhou) Company Limited	49.00
廣東番禺交通建設投資有限公司	廣州市東新高速公路有限公司	49.00

Note: referred to the profit sharing ratio as set out in the relevant co-operative joint venture contract

(d) Save as disclosed above, so far as is known to the Directors, there was no other person who as at the Latest Practicable Date had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, had a direct or indirect interests amounting to 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group, other than contracts expiring or terminable by the Company within one year without payment of compensation other than statutory compensation.

5. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, none of the Directors was aware of any material adverse change in the financial or trading position of the Group since 30 June 2008 (being the date to which the latest published audited financial statements of the Group were made up).

6. COMPETING INTEREST

As at the Latest Practicable Date, according to the Listing Rules, the following Directors had interests in the following businesses which were considered to compete or were likely to compete, either directly or indirectly, with the businesses of the Group other than those businesses where the Directors were appointed as Directors to represent the interests of the Company and/or the Group:

	Businesses which were considered to compete or likely to compete with the businesses of the Group		**Nature of interest of the Director in the entity**
Name of Director	**Name of entity**	**Description of businesses**	
Dato' Dr. Cheng Yu-Tung	Shun Tak Holdings Limited ("Shun Tak") group of companies	Property investment and development, ferry services and hotel related services	Director
	CTF group of companies	Property investment and development, hotel operations and transport	Director
	Melbourne Enterprises Limited ("Melbourne") group of companies	Property investment	Director
	Lifestyle International Holdings Ltd. ("Lifestyle") group of companies	Department stores operations and property investment	Director
Dr. Cheng Kar-Shun, Henry	Shun Tak group of companies	Property investment and development, ferry services and hotel related services	Director
	CTF group of companies	Property investment and development, hotel operations and transport	Director
	HKR International Limited ("HKR") group of companies	Property investment and development and property management	Director
	Lifestyle group of companies	Department stores operations and property investment	Director
Dr. Sin Wai-Kin, David	Miramar Hotel and Investment Company, Limited ("Miramar") group of companies	Property investment and development and hotel operations	Director
Mr. Yeung Ping-Leung, Howard	Miramar group of companies	Property investment and development and hotel operations	Director

Name of Director	Businesses which were considered to compete or likely to compete with the businesses of the Group		Nature of interest of the Director in the entity
	Name of entity	Description of businesses	
Dr. Cha Mou-Sing, Payson	HKR group of companies	Property investment and development and property management	Director and shareholder
	Hanison Construction Holdings Limited group of companies	Construction, property investment and development	Director and shareholder
Mr. Cheng Kar-Shing, Peter	CTF group of companies	Property investment and development, hotel operations and transport	Director
	Long Vocation Investments Limited group of companies	Property investment	Director and shareholder
Mr. Chow Kwai-Cheung	Flying Dragon Properties Limited	Property investment	Director and shareholder
	Asia Leisure Development Co. Ltd.	Property development	Director
Mr. Cha Mou-Zing, Victor	HKR group of companies	Property investment and development and property management	Director and shareholder
	Hanison Construction Holdings Limited group of companies	Construction, property investment and development	Shareholder
Mr. Ho Hau-Hay, Hamilton	CITIC Pacific Limited	Property development and investment, telecommunications and operation of power station and tunnel and financial services	Director
	Honorway Investments Limited	Property development and investment	Director and shareholder
	Tak Hung (Holding) Company Limited	Property development and investment	Director and shareholder

Name of Director	Businesses which were considered to compete or likely to compete with the businesses of the Group		Nature of interest of the Director in the entity
	Name of entity	Description of businesses	
Mr. Lee Luen-Wai, John	Lippo Limited	Property investment, development and management	Director
	Lippo China Resources Limited	Property investment, development and management	Director
	Hongkong Chinese Limited	Property investment, development and management	Director
Mr. Liang Cheung-Biu, Thomas	Bermuda Investments Limited	Property investment	Director
	Greenwich Investors Limited	Property investment	Director
	Lambda Enterprises Limited	Property management	Director
	Miramar group of companies	Property investment and development and hotel operations	Director
Mr. Cheng Chi-Kong, Adrian	CTF group of companies	Property investment and development, hotel operations and transport	Director
	Grandhope Properties Limited	Property investment	Director and shareholder
	Cheung Hung Development (Holdings) Limited	Property investment and development	Director
	International Entertainment Corporation	Hotel operations	Director

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and their respective associates was considered to have interest in any business apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with that of the Group.

As the Board is independent of the boards of the above-mentioned entities and none of the above Directors can control the Board, the Group is therefore capable of carrying on its businesses independently of , and at arm's length from the businesses of these entities.

7. EXPERT AND CONSENT

The following sets out the qualifications of the expert who has been named in this circular:

Name	Qualifications
Knight Frank	Professional valuers
CIMB-GK	a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Knight Frank and CIMB-GK have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion herein of their respective letters and reports (as the case may be) and references to their respective names, in the form and context in which they respectively appear.

As at the Latest Practicable Date, neither Knight Frank nor CIMB-GK was beneficially interested in the share capital of any member of the Group, nor did they have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did they have any interest, either direct or indirect, in any assets which had since 30 June 2008 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which were proposed to be acquired or disposed of by or leased to any member of the Group.

8. MISCELLANEOUS

(a) The English text of this circular and the enclosed proxy form shall prevail over the Chinese text.

(b) The registered office of the Company is situated at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business in Hong Kong of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong from the date of this circular up to and including the date of the EGM:

(i) the letter from the Independent Board Committee, the text of which is set out on page 11 of this circular;

(ii) the letter from the CIMB-GK, the text of which is set out on pages 12 to 25 of this circular;

(iii) the valuation report, by Knight Frank, as referred to on pages 26 to 36 of this circular;

(iv) the written consents referred to in paragraph 7 headed "Expert and Consent" of this appendix; and

(v) the Sale and Purchase Agreement.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of the shareholders of New World Development Company Limited (the "Company") will be held at Meeting Rooms S426–427 (Old Wing), Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Friday, 29 May 2009 at 11:00 a.m. for the purpose of considering and, if thought fit, with or without amendments, passing the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT,

(a) the sale and purchase agreement dated 30 April 2009 entered into between New World China Property Limited and Guilherme Holdings (Hong Kong) Limited (the "Sale and Purchase Agreement") (a copy of the Sale and Purchase Agreement marked "A" has been produced to the Meeting and signed by the chairman of the Meeting for the purpose of identification) relating to (i) the acquisition of a 52.5% equity interest in 上海三聯物業發展有限公司 (Shanghai Trio Property Development Co., Ltd.) by New World China Property Limited from Guilherme Holdings (Hong Kong) Limited; and (ii) the disposal of a 50% equity interest in 上海局一房地產發展有限公司 (Shanghai Juyi Real Estate Development Co., Ltd.) by New World China Property Limited to Guilherme Holdings (Hong Kong) Limited, and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed;

(b) any one director of the Company be and is hereby authorised for and on behalf of the Company to take all steps necessary or expedient in his/her opinion to implement and/or give effect to the terms of the Sale and Purchase Agreement and all transactions contemplated thereunder and all other matters incidental thereto or in connection therewith; and

(c) any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things incidental to, ancillary to or in connection with the matters contemplated under the Sale and Purchase Agreement."

By order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 13 May 2009

Notes:

1. A member entitled to attend and vote at the Meeting (or at any adjournment thereof) is entitled to appoint one or more proxies (who must be individuals) to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be effective, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the Company's share registrar, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of the proxy will not preclude any member from attending and voting in person at the Meeting (or at any adjournment thereof).

3. In case of joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares of the Company as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the Meeting is enclosed.

5. The ordinary resolution as set out above will be determined by way of a poll.

6. The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

7. As at the date of this notice: (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of the shareholders of New World Development Company Limited (the "Company") will be held at Meeting Rooms S426–427 (Old Wing), Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Friday, 29 May 2009 at 11:00 a.m. for the purpose of considering and, if thought fit, with or without amendments, passing the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT,

(a) the sale and purchase agreement dated 30 April 2009 entered into between New World China Property Limited and Guilherme Holdings (Hong Kong) Limited (the "Sale and Purchase Agreement") (a copy of the Sale and Purchase Agreement marked "A" has been produced to the Meeting and signed by the chairman of the Meeting for the purpose of identification) relating to (i) the acquisition of a 52.5% equity interest in 上海三聯物業發展有限公司 (Shanghai Trio Property Development Co., Ltd.) by New World China Property Limited from Guilherme Holdings (Hong Kong) Limited; and (ii) the disposal of a 50% equity interest in 上海局一房地產發展有限公司 (Shanghai Juyi Real Estate Development Co., Ltd.) by New World China Property Limited to Guilherme Holdings (Hong Kong) Limited, and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed;

(b) any one director of the Company be and is hereby authorised for and on behalf of the Company to take all steps necessary or expedient in his/her opinion to implement and/or give effect to the terms of the Sale and Purchase Agreement and all transactions contemplated thereunder and all other matters incidental thereto or in connection therewith; and

(c) any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things incidental to, ancillary to or in connection with the matters contemplated under the Sale and Purchase Agreement."

By order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 13 May 2009

Notes:

1. A member entitled to attend and vote at the Meeting (or at any adjournment thereof) is entitled to appoint one or more proxies (who must be individuals) to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be effective, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the Company's share registrar, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of the proxy will not preclude any member from attending and voting in person at the Meeting (or at any adjournment thereof).

3. In case of joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares of the Company as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the Meeting is enclosed.

5. The ordinary resolution as set out above will be determined by way of a poll.

6. The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

7. As at the date of this notice: (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.



新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Extraordinary General Meeting
Form of Proxy

Form of proxy for use by shareholders at the extraordinary general meeting (the "Meeting") of New World Development Company Limited (the "Company") to be convened at Meeting Rooms S426–427 (Old Wing), Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Friday, 29 May 2009 at 11:00 a.m. (or any adjournment thereof)

I/We,(1) ______________________________

of______________________________

being the registered holder(s) of (2)______________ordinary shares of HK$1.00 each in the capital of the Company, hereby appoint the chairman of the Meeting or(3)______________

of______________________________

or failing him,______________________________

of______________________________

as my/our proxy to act for me/us at the Meeting (or at any adjournment thereof) to be held at Meeting Rooms S426–427 (Old Wing), Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Friday, 29 May 2009 at 11:00 a.m., for the purpose of considering and, if thought fit, passing the resolution set out in the notice convening the Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolution as indicated below or, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION	FOR(4)	AGAINST(4)
To consider and approve the sale and purchase agreement dated 30 April 2009 entered into between New World China Property Limited and Guilherme Holdings (Hong Kong) Limited.(5)		

Dated ______________________ 2009 Shareholder's signature(6)______________________

Notes:

(1) Full name(s) and address(es) to be inserted in BLOCK CAPITALS. In the case of joint registered holders, the names of all joint registered holders should be stated.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(3) If any proxy other than the chairman is preferred, strike out "the chairman of the Meeting or" and insert the name and address of the desired proxy in the space provided. ANY ALTERATION MADE TO THIS FORM MUST BE INITIALED BY THE PERSON WHO SIGNS IT.

(4) *If you wish to vote for the resolution set out above, please tick ("✓") the box marked "For". If you wish to vote against the resolution, please tick* ("✓") the box marked "Against". If the form returned is duly signed but without specific direction on the proposed resolution, the proxy will vote or abstain at his discretion in respect of the resolution. A proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that set out in the notice convening the Meeting.

(5) The full text of the resolution appears in the notice of the Meeting incorporated in the circular of the Company dated 13 May 2009.

(6) This form of proxy must be signed by the member or his attorney duly authorised in writing, or, if the appointor is a corporation, it must be executed under its seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

(7) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (who must be individuals) to attend and, on a poll, vote on his behalf. A proxy need not be a member. In the case of joint registered holders, if more than one of such joint registered holders be present, personally or by proxy, one of the persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint registered holders stand on the register of members of the Company.

(8) In order to be valid, this form of proxy must be completed and deposited it with Company's share registrar, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof). Completion and return of the proxy will not preclude any member from attending and voting in person at the Meeting (or any adjournment thereof). In the event that you attend the Meeting after having lodged this form of proxy, the form of proxy will be deemed to have been revoked.